BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Announces $100 Million Offering of Subordinated Convertible Debentures

Calgary, Alberta, (December 8, 2005) - BlackRock Ventures Inc. (TSX: BVI) is pleased to announce that it has entered into an agreement with RBC Capital Markets and GMP Securities LP to issue 100,000 Subordinated CRnvHtIEOHDHEHtXIHV(thH"DHEHtXIHV") on a bought deal basis at a price of $1,000 per Debenture representing total gross proceeds of $100,000,000.

The Debentures will bear interest at a rate of 3.5% per annum payable semi-annually in arrears on June 30 and December 31 in each year commencing June 30, 2006. The Debentures will mature on December 31, 2012.

The Debentures will be convertible into common shares at an initial conversion price of $15.00 per Share. The Debentures will be convertible at any time at the option of the holders into common shares. On or after January 5, 2011, BlackRock will have the right to redeem all or a portion of the Debentures at the principal amount plus accrued interest.

The Debentures will be offered in each of the provinces of Canada by way of short form prospectus and on a private placement basis in the U.S. pursuant to a Rule 144A exemption. The offering is scheduled to close on or about December 30, 2005.

The net proceeds from the offering will be used to the fund commercial development of the Orion SAGD oil sands project at Hilda Lake, exploration and development activities and for general corporate purposes.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any Debentures or Common Shares within the United States. The Debentures or Common Shares have not been and will not be registered under the United States 6HFXItIHV $ Ft RI 1933, DV DP HnGHG (thH "1933 $ Ft"), RU Dny VDH VHFXItIHV OZvV Accordingly, the Debentures or Common Shares may not be offered or sold in the United States or to U.S. persons (as such terms are defined in Regulation S under the 1933 Act) unless registered under 1933 Act and applicable state securities laws or an exemption from such registration is available.

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Forward-looking Statements

This document contains forward-looking information. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. By their nature, forward-looking statements involve assumptions and known and unknown risks and uncertainties that may cause actual future results to differ materially from those contemplated. These risks include such things as volatility of oil and gas prices, commodity supply and demand, fluctuations in currency and interest rates, ultimate recoverability of reserves, timing and costs of drilling activities and pipeline construction, new regulations and legislation and availability of capital. Please refer to the Company's annual report for more detail as to the nature of these risks and uncertainties. Although BlackRock believes that the expectations represented by these forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

BlackRock Ventures Inc. is a Calgary based oil company active in the exploration, development and production of heavy oil in western Canada.

For further information, please contact:
John Festival, President or
Don Cook, Chief Financial Officer
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSX:BVI),
visit our website, www.blackrock-ven.com

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Section 12g 3-2(b) exemption 002

File No. 82-45

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

*No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the "**1933 Act**"), or any state securities laws. Accordingly, these securities may not be offered or sold in the United States unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".*

Preliminary Short Form Prospectus

New Issue **December 12, 2005**

BLACKROCK

BlackRock Ventures Inc.

$100,000,000

3.5% Convertible Unsecured Subordinated Debentures due December 31, 2012

$100,000,000 aggregate principal amount of 3.5% convertible unsecured subordinated debentures due December 31, 2012 (the "**Debentures**") of BlackRock Ventures Inc. ("**BlackRock**" or the "**Corporation**") are offered hereunder at a price of $1,000 per Debenture.

The Debentures will be dated December 30, 2005 and will mature on December 31, 2012. The Debentures bear interest at the rate of 3.5% per annum, payable semi-annually in arrears on June 30 and December 31 in each year (the "**Interest Payment Dates**"), commencing June 30, 2006 and continuing until and including December 31, 2012. The first interest payment, payable on June 30, 2006, will be $17.60 per $1,000 principal amount of Debentures. See "Details of the Debentures". The offering price for the Debentures was determined by negotiation between the Corporation and RBC Dominion Securities Inc. and GMP Securities L.P. (together, the "**Underwriters**"). See "Plan of Distribution". On or after January 5, 2011, BlackRock may redeem the Debentures at a price equal to the principal amount thereof plus accrued and unpaid interest to, but excluding, the redemption date, if any, thereon.

Debenture Conversion Privilege

Each Debenture will be convertible into common shares of the Corporation ("**Common Shares**") at the option of the holder at any time prior to the close of business on the earlier of December 31, 2012 and the business day immediately preceding the date BlackRock specifies for redemption of the Debentures at a conversion price of $15.00 per Common Share (the "**Conversion Price**"), being a ratio of approximately 66.6667 Common Shares per $1,000 principal amount of Debentures, subject to adjustment in certain events.

	Price to the Public	Underwriters' Fee [(1)]	Net Proceeds to BlackRock[(2)]
Per Debenture	$1,000	$30	$970
Total	$100,000,000	$3,000,000	$97,000,000

Notes:
(1) The Underwriters' fee represents 3.0% of the offering price of the Debentures.
(2) Before deducting the estimated expenses of this offering of $300,000.

The outstanding Common Shares are listed on the Toronto Stock Exchange (the "**TSX**") under the symbol "BVI". On December 8, 2005, at the close of trading prior to the announcement of this offering, the closing price of the Common Shares on the TSX was $11.35. There is currently no market through which the Debentures may be sold. BlackRock has applied to list the Debentures offered hereby, as well as the Common Shares issuable on conversion of the Debentures, on the TSX. Listing will be subject to BlackRock fulfilling of all the listing requirements of the TSX.

The Underwriters, as principals, conditionally offer the Debentures, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution", subject to approval of certain legal matters on behalf of the Corporation by Bennett Jones LLP and on behalf of the Underwriters by Blake, Cassels & Graydon LLP. **The Underwriters may offer the Debentures at lower prices than stated above**. See "Plan of Distribution".

Subscriptions for Debentures will be received subject to rejection or allotment in whole or in part and BlackRock reserves the right to close the subscription books at any time without notice. It is expected that a definitive global certificate for the aggregate principal amount of the Debentures offered by this prospectus will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") and will be deposited with CDS on the date of closing. No certificate evidencing the Debentures will be issued to purchasers, except in certain limited circumstances, and registration will be made in the depositary service of CDS. Purchasers of the Debentures will receive only a customer confirmation from the Underwriter or other registered dealer who is a CDS participant and from or through whom a beneficial interest in the Debentures is purchased. See "Details of the Debentures – Global Debentures". The closing of this offering is anticipated to occur on or about December 30, 2005 or such other date as may be agreed upon by the Corporation and the Underwriters (the "**Closing Date**"), but in any event not later than 30 days following the issuance of a final receipt for this short form prospectus. The Underwriters may effect transactions which stabilize or maintain the market price for the Debentures at levels other than those which otherwise might prevail in the open market. See "Plan of Distribution".

In the opinion of counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment", the Debentures and the Common Shares issuable on conversion, redemption or maturity of the Debentures would, if issued on the date hereof, be qualified investments under the *Income Tax Act* (Canada) (the "**Tax Act**") for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a deferred profit sharing plan to which payments are made by the Corporation or another corporation with which the Corporation does not deal at arm's length) and registered education savings plans. The limit on holding foreign property for such exempt plans, registered pension plans and other taxpayers formerly subject to tax under Part XI of the Tax Act has been repealed for months that end after 2004. See "Certain Canadian Federal Income Tax Considerations" and "Eligibility for Investment".

You should carefully review and evaluate certain risk factors before purchasing the Debentures. See "Risk Factors".

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus.

TABLE OF CONTENTS

ABBREVIATIONS

In this short form prospectus, the abbreviations and definitions set forth below have the following meanings:

"bbls"	barrels
"bbls/d"	barrels of oil per day
"boe"	barrels of oil equivalent
"boe/d"	barrels of oil equivalent per day
"Mcf"	thousand cubic feet
"SAGD"	Steam assisted gravity drainage (a thermal bitumen recovery technique)

The measurement of boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All references to "dollars" and "$" in this short form prospectus are to Canadian dollars, unless otherwise indicated.

METRIC CONVERSION TABLE

The following table sets forth certain standard conversions from Standard Imperial Units to the International System of Units (or metric units).

To convert from	To	Multiply by
Thousand cubic feet (Mcf gas)	Thousand cubic metres	0.028
Barrels (bbls oil)	Cubic metres	0.159
Feet (well depths)	Metres	0.305
Miles (distance)	Kilometres	1.609
Acres (land)	Hectares	0.405

FORWARD-LOOKING STATEMENTS

Certain statements contained in this short form prospectus, and in certain documents incorporated by reference into this short form prospectus, constitute forward-looking statements. These statements relate to future events or the Corporation's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Corporation believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements speak only as of the date of this short form prospectus.

In particular, this short form prospectus and the documents incorporated by reference contain forward-looking statements pertaining to the following:

- projections of market prices and costs;
- supply and demand for oil and natural gas;
- the quantity of reserves;
- oil and natural gas production levels;
- capital expenditure programs;
- treatment under governmental regulatory and taxation regimes; and
- expectations regarding the Corporation's ability to raise capital and to continually add to reserves through acquisitions and development.

The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this short form prospectus:

- availability and price of oil and natural gas;
- effects of completion and pricing pressures;
- volatility in market prices for oil and natural gas;
- uncertainties associated with estimating reserves;
- uncertainties associated with estimating and projecting production costs and expenses;
- geological, technical, drilling and processing problems;
- liabilities and risks inherent in oil and natural gas operations;
- incorrect assessments of the value of acquisitions; and
- competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel.

These and additional factors are described in more detail in the management's discussion and analysis for the year ended December 31, 2004 filed with the securities commissions or similar authorities in the provinces of Canada. **You should also carefully consider the risks discussed at pages 8 to 10 under "Risk Factors" in the Annual Information Form of BlackRock dated March 11, 2005 (the "AIF") incorporated herein by reference. You should not place undue reliance on forward-looking statements as the plans, intentions or expectations upon which they are based might not occur. Statements relating to "reserves" or "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources**

and reserves described can be profitably produced in the future. Readers are cautioned that the foregoing lists of factors are not exhaustive. The forward-looking statements contained in this short form prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as required under applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents of the Corporation have been filed with the various securities commissions or similar regulatory authorities in each of the provinces of Canada and are specifically incorporated by reference into and form an integral part of this short form prospectus:

(a) the Management Proxy Circular of BlackRock dated March 11, 2005 relating to the annual and special meeting of holders of Common Shares held on May 10, 2005 (the "**Management Proxy Circular**"), excluding those portions thereof which appear under the headings "Report of the Governance Committee on Executive Compensation", "Performance Graph", "Statement of Corporate Governance Practices" and "Appendix C – BlackRock's Alignment with TSX Corporate Governance Guidelines";

(b) the Annual Information Form of BlackRock dated March 11, 2005;

(c) the audited comparative financial statements of BlackRock as at and for the year ended December 31, 2004, together with the notes thereto and the report of the auditors thereon;

(d) management's discussion and analysis of BlackRock as at and for the year ended December 31, 2004;

(e) the unaudited interim financial statements of BlackRock as at and for the nine months ended September 30, 2005, together with the notes thereto; and

(f) management's discussion and analysis of BlackRock as at and for the nine months ended September 30, 2005.

Any material change reports (excluding confidential material change reports), annual information forms, comparative interim financial statements, comparative annual financial statements and the report of the auditors thereon and management proxy circulars (excluding those portions that are not required pursuant to National Instrument 44-101 of the Canadian Securities Administrators to be incorporated by reference herein) filed by the Corporation with a securities commission or similar regulatory authority of a province of Canada after the date of this short form prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.

Information has been incorporated by reference in this short form prospectus from documents filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada. Copies of the documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) may be obtained on request without charge from the Secretary of the Corporation at 2600, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5, telephone (403) 233-2253, or by accessing disclosure documents available through the Internet on the System for Electronic Document Analysis and Retrieval (SEDAR) at website www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary of the Corporation at the above-mentioned address and telephone number.

SUMMARY OF THE OFFERING

The following is a brief summary of some of the terms of this offering. For a more complete description of the terms of the Debentures, see "Details of the Debentures":

Issue:	$100,000,000 aggregate principal amount of 3.5% convertible unsecured subordinated debentures.
Maturity Date:	December 31, 2012.
Price:	$1,000 per Debenture.
Interest:	3.5% per annum payable semi-annually in arrears on June 30 and December 31 each year, commencing June 30, 2006 and continuing until and including December 31, 2012. The first interest payment, payable on June 30, 2006, will be $17.60 per $1,000 principal amount of Debentures.
Use of Proceeds:	The estimated net proceeds from the sale of the Debentures offered under this short form prospectus, after deducting the Underwriters' fee of $3,000,000 and expenses of this offering estimated to be $300,000 will be approximately $96,700,000 and will be used to fund exploration and development activities and for general corporate purposes. See "Use of Proceeds".
Conversion:	Holders of Debentures may convert their Debentures into Common Shares prior to maturity at the Conversion Price, being a ratio of approximately 66.6667 Common Shares per $1,000 principal amount of Debentures, subject to satisfaction of certain conditions. The conversion rate may be adjusted upon the occurrence of certain events. Upon conversion, BlackRock and the converting holder of the Debentures may agree to the delivery of cash for all or a portion of the Debentures surrendered in lieu of Common Shares. See "Details of the Debentures – Conversion Privilege". If a holder elects to convert its Debentures in connection with a Change of Control that occurs prior to January 5, 2011, the holder will be entitled to receive a make whole premium upon conversion in certain circumstances, subject to BlackRock's right to make the Debentures convertible into Public Acquiror Shares. See "Details of the Debentures – Determination of Make Whole Premium" and "Details of the Debentures – Public Acquiror Change of Control".
Redemption and Purchase:	BlackRock may redeem all or a portion of the Debentures at any time on or after January 5, 2011, at a redemption price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, the redemption date. See "Details of the Debentures – Redemption and Purchase". Subject to satisfaction of certain conditions, BlackRock may elect to satisfy its obligation to pay the redemption price, in whole or part, by delivering Common Shares, as further described under "Details of the Debentures – Method of Payment".

Redemption for Tax Reasons: In the event of certain changes to the laws governing Canadian withholding taxes, BlackRock will have the option to redeem, in whole but not in part, the Debentures for a purchase price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Canadian Taxes (except in respect of Excluded Holders). Upon BlackRock giving a notice of redemption, a holder may elect not to have its Debentures redeemed, in which case such holder would not be entitled to receive the additional amounts referred to in "Additional Amounts" below after the redemption date. See "Details of the Debentures – Redemption for Tax Reasons" and "Details of the Debentures – Canadian Withholding Taxes".

Additional Amounts: All payments made by BlackRock with respect to the Debentures will be made without withholding or deduction for Canadian Taxes unless BlackRock is legally required to do so, in which case BlackRock will pay such additional amounts as may be necessary so that the net amount received by holders of the Debentures after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. See "Details of the Debentures – Canadian Withholding Taxes".

Payment of Principal Amount in Common Shares: On redemption or at maturity, BlackRock may, at its option, on not more than 60 days and not less than 40 days prior notice and subject to applicable regulatory approval, elect to satisfy its obligation to pay all or a portion of the principal amount of the Debentures which are to be redeemed or which have matured, as the case may be, by issuing and delivering that number of Common Shares obtained by dividing the principal amount of the outstanding Debentures which are to be redeemed or which have matured by 95% of the Current Market Price. In the event BlackRock elects to satisfy the principal amount of the Debentures with Common Shares, in certain circumstances anti-dilution provisions will apply in the determination of the Current Market Price. Any accrued and unpaid interest on redeemed or maturing Debentures will be paid in cash, subject to the circumstances described under "Details of the Debentures – Interest Payment Option". See "Details of the Debentures – Method of Payment".

Interest Payment Option: BlackRock may elect, from time to time, provided there has not occurred an event of default, to satisfy its obligation to pay interest on any interest payment date by delivering Common Shares to the Trustee in accordance with the Indenture in which event holders of Debentures will be entitled to receive a cash payment equal to the interest payable from the proceeds of the sale of such Common Shares by the Trustee. See "Details of the Debentures – Interest Payment Option".

Subordination:	The payment of the principal of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of BlackRock's Senior Indebtedness (as defined in the Indenture). The Debentures will also be effectively subordinate to claims of creditors of BlackRock's subsidiaries, if any, except to the extent BlackRock is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. The Debentures will not limit BlackRock's ability to incur additional indebtedness, including indebtedness that ranks senior to the Debentures, or from mortgaging, pledging or charging BlackRock's properties to secure any indebtedness.
Change of Control:	Upon specified change of control events and subject to BlackRock's right described under "Details of the Debentures – Public Acquiror Change of Control", BlackRock will be required to offer to purchase all of the outstanding Debentures at a price equal to 100% of the principal amount of Debentures, plus accrued and unpaid interest, if any, to, but excluding, the purchase date. See "Details of the Debentures – Change of Control".
Current Market Price:	"**Current Market Price**" means the weighted average trading price of the Common Shares on the TSX for the 20 consecutive trading days ending on the fifth trading day preceding the applicable date.
Form and Denomination:	The Debentures will be issued in minimum denominations of $1,000 and any integral multiples thereof.
Governing Law:	The Debentures and the Indenture under which the Debentures will be issued are governed by the laws of the Province of Alberta.
Listing and Trading:	BlackRock has applied to list the Debentures offered hereby, as well as the Common Shares issuable on conversion of the Debentures, on the TSX. Listing will be subject to BlackRock fulfilling all of the listing requirements of the TSX.
Risk Factors:	See "Risk Factors" and other information included or incorporated by reference in this short form prospectus for a discussion of the factors that should be carefully considered before making a decision to invest in the Debentures.

THE CORPORATION

BlackRock was incorporated under the *Canada Business Corporations Act* (the "**CBCA**") on May 16, 1996 in connection with a statutory plan of arrangement under the CBCA, which became effective on October 16, 1996.

The head office of the Corporation is located at 2600, 605 – 5th Avenue S.W., Calgary, Alberta, T2P 3H5. The registered office of the Company is located at 4500, 855 – 2nd Street S.W., Calgary Alberta, T2P 4K7.

BlackRock has no material subsidiaries.

BUSINESS OF THE CORPORATION

The principal business of the Corporation is the acquisition, exploration, development and production of heavy oil properties. The Corporation's principal operating areas are in northern Alberta and west-central Saskatchewan. See "Oil and Gas Properties and Reserves – Significant Oil and Gas Properties" in the AIF.

BlackRock commenced operations in 1996. The Corporation's principal assets were a large investment in a mining company and a 65% working interest in a bitumen lease at Hilda Lake in the Cold Lake oil sands area of northeastern Alberta, with a single well SAGD pilot operating on the lease. In 1999, the investment in the mining company was liquidated and in April 1999, the board of directors of the Corporation hired a new management team to implement a strategy focused on heavy oil. In addition to the Hilda Lake property, BlackRock has acquired interests in properties located at Seal, Alberta and Lloydminster, Saskatchewan, which properties are described in greater detail in the AIF. In the six years since the new management group was installed, the Corporation's conventional heavy oil production increased from nil to over 10,000 bbls/d. This production growth occurred in BlackRock's core areas of Lloydminster, Saskatchewan and Seal, Alberta and was due primarily to full cycle exploration and development drilling activities, with approximately 200 boe/d of production having been acquired through a property acquisition. See "Oil and Gas Properties and Reserves – Oil and Gas Production" in the AIF.

RECENT DEVELOPMENTS

Orion SAGD Project

On November 10, 2005, BlackRock announced that it had received board of director approval to proceed with its 100% owned Orion SAGD project at Hilda Lake (the "**Orion SAGD Project**"). Construction of the first phase of the Orion SAGD Project, anticipated to have a production capacity of 10,000 bbls/d, will begin immediately and is scheduled for completion in mid 2007. Production from the Orion SAGD Project is expected to commence near the end of 2007. Construction on the second phase of the Orion SAGD Project, anticipated to have a production capacity of an additional 10,000 bbls/d, is expected to commence in 2008.

BlackRock has completed the engineering design and has preordered a significant portion of the equipment for the first phase of the Orion SAGD Project. Total initial capital costs for both phases of development are anticipated to be approximately $340 million, with costs for the first phase estimated at approximately $225 million and costs for the second phase currently estimated at approximately $115 million.

Amendment to Articles of the Corporation

At the annual and special meeting of shareholders of the Corporation held on May 10, 2005, the shareholders of the Corporation approved a special resolution to amend the articles of the Corporation by: (i) deleting the former rights, privileges, restrictions and conditions attached to the Common Shares and attaching revised rights, privileges, restrictions and conditions; (ii) deleting from the authorized share capital of the Corporation the former preferred shares, preferred shares, series A, special shares and non-voting shares of the Corporation; and (iii) increasing the authorized capital of the Corporation by the creation of an additional class of shares, to be designated as "Preferred Shares", issuable in one or more series, in an unlimited number. For a more detailed description of the foregoing amendments, see "Matters to be Acted Upon at the Meeting – 4) Amendments to the Articles of the Corporation" in the Management Proxy Circular.

Public Offering and Issuance of Common Shares

In March 2005, BlackRock completed a public offering under a short form prospectus dated March 21, 2005 pursuant to which BlackRock issued 11,000,000 Common Shares at a price of $11.25 per Common Share. The net proceeds of the offering of approximately $124 million will be used to fund BlackRock's exploration and development activities and for general corporate purposes.

DETAILS OF THE DEBENTURES

The Debentures will be issued under an indenture (the "**Indenture**") to be entered into between the Corporation and a Canadian trust company (the "**Trustee**"). The following statements are subject to the detailed provisions of the Indenture and are qualified in their entirety by reference to the Indenture. BlackRock will provide copies of the Indenture to prospective investors upon request. The Indenture will also be available for inspection at the offices of the Trustee and will be filed on SEDAR. Particular provisions of the Indenture, which are referred to in this short form prospectus, are incorporated by reference as a part of the statements made, and the statements are qualified in their entirety by the reference.

General

The Debentures are limited to $100,000,000 aggregate principal amount. Unless previously converted, redeemed or purchased, as described below, the Debentures will mature on December 31, 2012. The Debentures will be issued in denominations of $1,000 or in integral multiples thereof. The principal amount of the Debentures is payable at maturity in cash or, at BlackRock's option and subject to satisfaction of certain conditions, by delivery of Common Shares or a combination of cash and Common Shares as further described below under "Method of Payment". The Debentures will be payable at the principal corporate trust office of the paying agent, which initially will be an office or agency of the Trustee.

The Debentures will bear cash interest at the rate of 3.5% per year on the principal amount from the issue date, or from the most recent date to which interest has been paid or provided for. Interest will be payable semi-annually in arrears on June 30 and December 31 of each year, beginning on June 30, 2006, to holders of record at the close of business on the preceding June 15 or the preceding December 15, respectively. Each payment of cash interest on the Debentures will include interest accrued for the period commencing on and including the immediately preceding interest payment date (or, if none, the initial issuance date of the Debentures) through the day before the applicable interest payment date (or redemption or purchase date, as the case may be). Any payment required to be made on any day that is not a business day will be made on the next succeeding business day. Interest for any period shorter than

a full semi-annual period shall be computed on the basis of a 360 day year composed of twelve 30 day months.

Interest will cease to accrue on a Debenture upon its redemption, purchase or repayment on maturity. BlackRock may not reissue a Debenture that has matured or been converted, has been redeemed, purchased or otherwise cancelled, except for registration of transfer, exchange or replacement of such Debenture.

Debentures may be presented for conversion at the office of the conversion agent and for exchange or registration of transfer at the office of the registrar. The conversion agent and the registrar shall initially be the Trustee. No service charge will be made for any registration of transfer or exchange of Debentures. However, BlackRock may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

Subordination

The payment of the principal and premium, if any, of, and interest on, the Debentures will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full of all Senior Indebtedness (as defined in the Indenture) including indebtedness to trade creditors of the Corporation. "Senior Indebtedness" of the Corporation will be defined in the Indenture to mean, in effect, the principal of and premium, if any, and interest on and other amounts in respect of all indebtedness, liabilities and obligations of the Corporation (whether outstanding as at the date of Indenture or thereafter created, incurred, assumed or guaranteed) and including, for greater certainty, claims of trade and other creditors, other than indebtedness evidenced by the Debentures and all other existing and future debentures or other instruments of the Corporation which, by the terms of the instrument creating or evidencing the indebtedness, is expressed to be *pari passu* with, or subordinate in right of payment to, the Debentures. Subject to statutory or preferred exceptions or as may be specified by the terms of any particular securities, each Debenture issued under the Indenture will rank *pari passu* with each other debenture.

The Indenture will provide that in the event of any insolvency or bankruptcy proceedings, or any receivership, liquidation, reorganization or other similar proceedings relative to the Corporation, or to its property or assets, or in the event of any proceedings for voluntary liquidation, dissolution or other winding-up of the Corporation, whether or not involving insolvency or bankruptcy, or any marshalling of the assets and liabilities of the Corporation, those holders of Senior Indebtedness, including trade creditors of the Corporation, will receive payment in full before the holders of Debentures will be entitled to receive any payment or distribution of any kind or character, whether in cash, property or securities, which may be payable or deliverable in any such event in respect of any of the Debentures or any unpaid interest accrued thereon. The Indenture will also provide that the Corporation will not make any payment, and the holders of the Debentures will not be entitled to demand, institute proceedings for the collection of, or receive any payment or benefit (including without any limitation by set-off, combination of accounts or realization of security or otherwise in any manner whatsoever) on account of indebtedness represented by the Debentures (a) in a manner inconsistent with the terms (as they exist on the date of issue) of the Debentures or (b) at any time when an event of default has occurred under the Senior Indebtedness and is continuing and notice of such event of default has been given by or on behalf of the holders of Senior Indebtedness to the Corporation, unless the Senior Indebtedness has been repaid in full.

The Debentures will also be effectively subordinate to claims of creditors of BlackRock's subsidiaries, if any, except to the extent that BlackRock is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors. Specifically, the Debentures will be effectively subordinated in right of payment to the prior payment in full of all indebtedness under any of BlackRock's present or future credit facilities.

Conversion Privilege

Holders may convert their Debentures into Common Shares prior to maturity based on an initial conversion ratio of approximately 66.6667 Common Shares per $1,000 principal amount of Debentures (equivalent to an initial conversion price of $15.00 per Common Share). Upon conversion, BlackRock and the converting holder of Debentures may agree to the delivery of cash for all or a portion of the Debentures surrendered in lieu of Common Shares. A Debenture for which a holder has delivered a Change of Control purchase notice, as described below, requiring BlackRock to purchase the Debenture may be surrendered for conversion only if such notice is withdrawn in accordance with the Indenture. A holder may convert fewer than all of such holder's Debentures so long as the Debentures converted are an integral multiple of $1,000 principal amount of Debentures.

A holder of a Debenture otherwise entitled to a fractional Common Share will receive cash equal to the fraction of the Common Share multiplied by the Current Market Price as at the date of conversion.

The ability to convert Debentures will expire at the close of business on the business day immediately preceding the stated maturity date.

Conversion Procedures

To convert a Debenture, a holder must:

(i) complete and manually sign a conversion notice, and deliver the conversion notice to the Trustee;

(ii) if Definitive Debentures have been issued, surrender the Debenture to the Trustee;

(iii) if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

(iv) if required, pay all transfer or similar taxes.

On conversion of a Debenture, a holder will not receive, except as described below, any cash payment representing any accrued interest to the date of conversion. Instead, accrued interest will be deemed paid by the Common Shares received by the holder on conversion. Delivery to the holder of the full number of Common Shares into which the Debenture is convertible, together with any cash payment of such holder's fractional Common Shares, will thus be deemed:

(i) to satisfy BlackRock's obligation to pay the principal amount of a Debenture; and

(ii) to satisfy BlackRock's obligation to pay accrued and unpaid interest.

As a result, accrued interest is deemed paid in full rather than cancelled, extinguished or forfeited. Holders of Debentures surrendered for conversion during the period from the close of business on any regular record date next preceding any Interest Payment Date to the opening of business on such Interest Payment Date will receive the semi-annual interest payable on such Debentures on the corresponding Interest Payment Date notwithstanding the conversion, and such Debentures upon conversion must be accompanied by funds equal to the amount of such payment, unless such Debentures have been called for redemption, in which case no such payment will be required.

The conversion rate will not be adjusted for accrued interest. For a discussion of the tax treatment of a holder receiving Common Shares upon converting Debentures see "Certain United States Federal Income Tax Considerations" and "Certain Canadian Federal Income Tax Considerations".

Conversion Rate Adjustments

BlackRock will adjust the conversion rate for certain events, including:

(i) the issuance of Common Shares as a dividend or distribution to holders of Common Shares;

(ii) subdivisions and combinations of Common Shares;

(iii) the issuance to all holders of Common Shares of some rights or warrants entitling them for a period expiring within 45 days of such issuance to purchase Common Shares, or securities convertible into Common Shares, at less than, or having a conversion price per Common Share less than, the Current Market Price of the Common Shares;

(iv) the distribution to all holders of Common Shares of shares in the capital of BlackRock, other than Common Shares, or evidences of BlackRock's indebtedness or BlackRock's assets, including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, liquidation, dissolution, winding up, sale or conveyance resulting in a change in the conversion consideration pursuant to any shareholder rights plan or dividends or distributions paid exclusively in cash;

(v) the payment of a dividend or other distribution consisting exclusively of cash to all holders of Common Shares; and

(vi) the payment to all holders of Common Shares of cash or any other consideration in respect of a tender offer, take over bid or exchange offer for Common Shares by BlackRock or any of BlackRock's subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per Common Share exceeds the Current Market Price of the Common Shares on the date of such tender offer, take over bid or exchange offer.

In the event that BlackRock pays a dividend or makes a distribution to all holders of Common Shares consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of BlackRock, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of Common Shares, in each case based on the weighted average trading price of those securities for the 20 consecutive trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the TSX or such other national or regional exchange or market on which the securities are then listed or quoted. No conversion rate adjustment will be made to the extent that BlackRock makes an equivalent distribution to holders of Debentures.

BlackRock will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, BlackRock will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. BlackRock will not make any adjustments if holders of Debentures are permitted to participate in the transactions described above in clauses (i) through (vi), on a basis that is similar to

holders of Common Shares, that would otherwise require adjustment of the conversion rate. Except as stated above, the conversion rate will not be adjusted for the issuance of Common Shares or any securities convertible into or exchangeable for Common Shares or carrying the right to purchase Common Shares or any such security.

In addition, the Indenture provides that upon conversion of the Debentures, the holders of such Debentures will receive, as a result of becoming a holder of Common Shares and not as additional consideration for the conversion of the Debentures, the rights related to such Common Shares pursuant to any shareholder rights plan then in effect, whether or not such rights have separated from the Common Shares at the time of such conversion. However, there will not be any adjustment to the conversion privilege or conversion rate as a result of:

(i) the issuance of such rights;

(ii) the distribution of separate certificates representing such rights;

(iii) the exercise or redemption of such rights in accordance with any rights agreement; or

(iv) the termination or invalidation of such rights.

Notwithstanding the foregoing, if a holder of Debentures exercising its right of conversion after the distribution of rights pursuant to any rights plan in effect at the time of such conversion is not entitled to receive the rights that would otherwise be attributable (but for the date of conversion) to the Common Shares to be received upon such conversion, if any, the conversion rate will be adjusted as though the rights were being distributed to holders of Common Shares on the date the rights become separable from such Common Shares. If such an adjustment is made and such rights are later redeemed, invalidated or terminated, then a corresponding reversing adjustment will be made to the conversion rate on an equitable basis.

The Indenture permits BlackRock to increase the conversion rate, to the extent permitted by law, for any period of at least 20 days. In that case, BlackRock will give at least 15 days notice of such increase.

For United States federal income tax purposes, adjustments to the conversion rate (or failures to make such adjustments) that have the effect of increasing the holders' proportionate interests in BlackRock's assets or earnings may in some circumstances result in a taxable deemed distribution to the holders. See "Certain United States Federal Income Tax Considerations".

If BlackRock is a party to a consolidation, amalgamation, statutory arrangement, merger, binding share exchange or other combination pursuant to which the Common Shares are converted into cash, securities or other property, at the effective time of the transaction, the right to convert a Debenture into Common Shares will be changed into the right to convert it into the kind and amount of cash, securities or other property which the holder would have received if the holder had converted its Debenture immediately prior to the transaction; provided, however, that if, prior to the date that is five years plus one day from the last date of original issuance of any Debentures, holders of Debentures would otherwise be entitled to receive, upon conversion of the Debentures, any property (including cash) or securities that would not constitute "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act (referred to herein as "ineligible consideration"), such holders shall not be entitled to receive such ineligible consideration but BlackRock or the successor or acquiror, as the case may be, shall have the right (at the sole option of BlackRock or the successor or acquiror, as the case may be) to deliver either such ineligible consideration or "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act with a market value equal to the market value of such ineligible consideration. In general, prescribed securities

would include the Common Shares and other shares which are not redeemable by the holder within five years of the date of issuance of the Debentures. Because of this, certain transactions may result in the Debentures being convertible into prescribed securities that are highly illiquid. This could have a material adverse effect on the value of the Debentures. BlackRock shall give notice to the holders of Debentures at least 30 days prior to the effective date of such transaction in writing and by release to a business newswire stating the consideration into which the Debentures will be convertible after the effective date of such transaction. After such notice, BlackRock or the successor or acquiror, as the case may be, may not change the consideration to be delivered upon conversion of the Debenture except in accordance with any other provision of the Indenture.

Determination of Make Whole Premium

If a Change of Control, as defined below under "Change of Control", occurs on or prior to January 5, 2011 in which either:

(i) more than 10% of the consideration for the Common Shares in the transaction or transactions constituting a Change of Control consists of cash, other than cash payments for fractional Common Shares and cash payments made in respect of dissenter's appraisal rights, subject to BlackRock's rights described below under "Public Acquiror Change of Control", in some circumstances, BlackRock will pay a make whole premium to the holders of the Debentures who convert their Debentures during the period beginning ten trading days before the anticipated Effective Date of the Change of Control and ending on the Change of Control Purchase Date by increasing the conversion rate for such Debentures; or

(ii) the consideration for the Common Shares in the transaction or transactions constituting the Change of Control consists primarily of trust units, limited partnership units or other participating equity securities of a trust, limited partnership or similar entity, BlackRock will pay a make whole premium to holders of Debentures who provide, during the period beginning twenty trading days before the anticipated Effective Date of the Change of Control and ending on a date specified by BlackRock (not to be more than five trading days prior to the anticipated Effective Date of the Change of Control), a notice of intent to convert their Debentures immediately prior to the Effective Date of the Change of Control, by increasing the conversion rate for such Debentures,

provided that in a Change of Control meeting the requirements of both (i) and (ii), (ii) shall govern.

BlackRock may elect not to pay a make whole premium in connection with a Public Acquiror Change of Control in the circumstances described under "Public Acquiror Change of Control". In the circumstances described under (ii) above where BlackRock makes available a make whole premium to holders of Debentures who convert their Debentures, BlackRock shall not be required to make the Change of Control Purchase Offer described under "Change of Control".

The make whole premium will be determined by reference to the table below and is based on the date on which the Change of Control becomes effective (the "**Effective Date**") and the price (the "**Stock Price**") paid per Common Share in the transaction constituting the Change of Control. If holders of Common Shares receive only cash in the transaction, the Stock Price shall be the cash amount paid per Common Share. Otherwise, the Stock Price shall be equal to the Current Market Price of the Common Shares immediately preceding the Effective Date of such transaction.

The following table shows what the make whole premium would be for each hypothetical Stock Price and Effective Date set forth below, expressed as additional Common Shares per $1,000 principal amount of Debentures. For the avoidance of doubt, BlackRock shall not be obliged to pay the make whole premium otherwise than by issuance of Common Shares upon conversion.

Make Whole Premium Upon a Change of Control
(Number of Additional Common Shares per $1,000 Debenture)

	Effective Date					
Stock Price on Effective Date	**January 5, 2006**	**January 5, 2007**	**January 5, 2008**	**January 5, 2009**	**January 5, 2010**	**January 5, 2011**
$11.35	21.4391	20.5463	19.4742	18.1357	16.3180	0
$12.50	18.3621	17.3621	16.1150	14.4800	12.1860	0
$13.50	16.2672	15.1834	13.8490	12.0935	9.5275	0
$14.50	14.5333	13.4415	12.0432	10.1930	7.5548	0
$15.50	13.0948	11.9436	10.5446	8.7188	6.0424	0
$16.50	11.8974	10.7695	9.3668	7.4960	4.9082	0
$19.50	9.2346	8.1596	6.8419	5.1361	2.8734	0
$22.50	7.5039	6.4953	5.3064	3.8038	1.9330	0
$25.50	6.3012	5.3979	4.3049	3.0049	1.4686	0
$28.50	5.4203	4.6019	3.6366	2.5003	1.2124	0
$30.00	5.0715	4.2914	3.3657	2.3029	1.1239	0
$35.00	4.1692	3.5021	2.7280	1.8586	0.9256	0
$40.00	3.5500	2.9664	2.3104	1.5773	0.8001	0
$45.00	3.0961	2.5842	2.0118	1.3812	0.7087	0
$50.00	2.7486	2.2942	1.7865	1.2327	0.6371	0

The actual Stock Price and Effective Date may not be set forth on the table, in which case:

(i) if the actual Stock Price on the Effective Date is between two Stock Prices on the table or the actual Effective Date is between two Effective Dates on the table, the make whole premium will be determined by a straight-line interpolation between the make whole premiums set forth for the two Stock Prices and the two Effective Dates on the table based on a 365-day year, as applicable;

(ii) if the Stock Price on the Effective Date exceeds $50.00 per Common Share, subject to adjustment as described below, no make whole premium will be paid; or

(iii) if the Stock Price on the Effective Date is less than $11.35 per Common Share, subject to adjustment as described below, no make whole premium will be paid.

The Stock Prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the Debentures is adjusted. The adjusted Stock Prices will equal the Stock Prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the Stock Price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional Common Shares set forth in the table above will be adjusted in the same manner as the conversion rate as set forth above under "Conversion Privilege - Conversion Procedures", other than by operation of an adjustment to the conversion rate by adding the make whole premium as described above.

Redemption and Purchase

No sinking fund is provided for the Debentures. Prior to January 5, 2011, BlackRock cannot redeem the Debentures at its option, except pursuant to the provisions described below under "Redemption for Tax Reasons". Beginning on January 5, 2011, BlackRock may redeem the Debentures, in whole or in part at any time or from time to time. BlackRock will give not less than 40 days or more than 60 days notice of redemption by mail to holders of Debentures. If BlackRock elects to redeem Debentures, BlackRock will pay a redemption price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest to but excluding the redemption date. Subject to satisfaction of certain conditions, BlackRock may elect to satisfy its obligation to pay the redemption price, in whole or in part, by delivering Common Shares as further described below under "Method of Payment".

If BlackRock redeems less than all of the outstanding Debentures, the Trustee will select the Debentures to be redeemed in principal amounts of $1,000 or integral multiples thereof. In this case, the Trustee may select the Debentures by lot, pro rata or by any other method the Trustee considers fair and appropriate. If a portion of a holder's Debenture is selected for partial redemption and the holder converts a portion of the Debentures, the converted portion will be deemed to be part of the portion of Debentures selected for redemption.

BlackRock may, to the extent permitted by applicable law, at any time purchase the Debentures in the open market or by tender at any price or by private agreement. Any Debenture purchased by BlackRock will be surrendered to the Trustee for cancellation. Any Debentures surrendered to the Trustee may not be reissued or resold and will be canceled promptly.

Redemption For Tax Reasons

BlackRock may also redeem all but not part of the Debentures if BlackRock has or would become obligated to pay to the holder of any Debenture Additional Amounts (which are more than a *de minimis* amount) as a result of any change from the date of this short form prospectus in the laws or any regulations of Canada or any Canadian political subdivision or taxing authority, or any change from the date of this prospectus in an interpretation or application of such laws or regulations by any legislative body, court, governmental agency, taxing authority or regulatory authority (including the enactment of any legislation and the publication of any judicial decision or regulatory or administrative determination); provided BlackRock cannot avoid these obligations by taking reasonable measures available to it and that BlackRock delivers to the Trustee an opinion of legal counsel specializing in taxation and an officers' certificate attesting to such change and obligation to pay Additional Amounts. The term "**Additional Amounts**" is defined under "Canadian Withholding Taxes" below. This redemption would be at 100% of the principal amount plus accrued and unpaid interest to, but excluding, the redemption date but without reduction for applicable Canadian Taxes (as defined below) (except in respect of certain Excluded Holders (as defined below)). BlackRock will give holders of Debentures not less than 40 days nor more than 60 days notice of this redemption, except that (i) BlackRock will not give notice of redemption earlier than 60 days prior to the earliest date on or from which BlackRock would be obligated to pay any such Additional Amounts, and (ii) at the time BlackRock gives the notice, the circumstances creating its obligation to pay such Additional Amounts remain in effect.

Subject to satisfaction of certain conditions, BlackRock may elect to satisfy its obligation to pay the redemption price, in whole or in part, by delivering Common Shares as further described under "Method of Payment".

Upon receiving such notice of redemption, each holder who does not wish to have BlackRock redeem its Debentures will have the right to elect to:

(i) convert its Debentures; or

(ii) not have its Debentures redeemed, provided that no Additional Amounts will be payable on any payment of interest or principal with respect to the Debentures after such redemption date. All future payments will be subject to the deduction or withholding of any Canadian Taxes required by law to be deducted or withheld.

Where no election is made, the holder will have its Debentures redeemed without any further action. The holder must deliver to the paying agent a written notice of election so as to be received by the paying agent no later than the close of business on a business day at least five business days prior to the redemption date.

A holder may withdraw any notice of election by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day prior to the redemption date.

Change of Control

In the event of a Change of Control, subject to BlackRock's right described below under "Public Acquiror Change of Control", BlackRock shall be required to offer to purchase all of the outstanding Debentures (a "**Change of Control Purchase Offer**") on the date (the "**Change of Control Purchase Date**") that is 30 business days after the date of such offer, at a purchase price equal to 100% of the principal amount of the Debentures, plus accrued and unpaid interest, if any, to, but not including, the purchase date. If such purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on such date will be paid to the holder of record of the Debentures on the relevant record date. BlackRock may elect not to make a Change of Control Purchase Offer in connection with a Public Acquiror Change of Control in the circumstances described under "Public Acquiror Change of Control".

Within 30 days after BlackRock knows of the occurrence of a Change of Control, BlackRock shall be required to give notice to all holders of record of Debentures, as provided in the Indenture, stating among other things, the occurrence of a Change of Control and setting out the terms of the Change of Control Purchase Offer. BlackRock must also deliver a copy of the notice to the Trustee.

In order to accept such Change of Control Purchase Offer, a holder must deliver prior to the Change of Control Purchase Date a Change of Control purchase notice stating among other things:

(i) if Definitive Debentures have been issued, the certificate numbers of the Debentures to be delivered for purchase;

(ii) the portion of the principal amount of Debentures to be purchased, which must be $1,000 or an integral multiple thereof; and

(iii) that the Debentures are to be purchased by BlackRock pursuant to the Change of Control Purchase Offer.

If the Debentures are not in certificated form, a holder's Change of Control purchase notice must comply with appropriate CDS procedures.

A holder may withdraw any Change of Control purchase notice given pursuant to a Change of Control Purchase Offer by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Change of Control Purchase Date. The notice of withdrawal must state:

(i) the principal amount of the Debentures being withdrawn;

(ii) if Definitive Debentures have been issued, the certificate numbers of the withdrawn Debentures; and

(iii) the principal amount, if any, of the Debentures which remains subject to the Change of Control purchase notice.

If the Debentures are not in definitive form, a holder's withdrawal notice must comply with appropriate CDS procedures.

Payment of the Change of Control purchase price for a Debenture for which a Change of Control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the Debenture, together with necessary endorsements, to the paying agent at any time after delivery of such Change of Control purchase notice. Payment of the Change of Control purchase price for the Debenture will be made promptly following the later of the Change of Control Purchase Date or the time of delivery of the Debenture.

If the paying agent holds money or securities sufficient to pay the Change of Control purchase price of the Debenture on the business day following the Change of Control Purchase Date in accordance with the terms of the Indenture, then, immediately after the Change of Control Purchase Date, the Debenture will cease to be outstanding and interest on such Debenture will cease to accrue, whether or not the Debenture is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the Change of Control purchase price upon delivery of the Debenture. This will be the case whether book-entry transfer of the Debentures is made or whether the Debentures are delivered to the paying agent.

Under the Indenture, a "**Change of Control**" of BlackRock will be deemed to have occurred at such time after the original issuance of the Debentures when the following has occurred:

(i) the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger by BlackRock described in the following paragraph) or other acquisition transaction or series of transactions, of Common Shares entitling that person to exercise more than 50% of the total voting power of all Common Shares entitled to vote generally in elections of directors and representing at least 30% of the equity of BlackRock; or

(ii) BlackRock's amalgamation, consolidation or merger with or into any other person, any merger of another person into BlackRock, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of BlackRock's and BlackRock's subsidiaries' properties and assets, taken as a whole, to another person, other than any transaction pursuant to which holders of Common Shares immediately prior to the transaction are entitled to exercise, directly or indirectly, more than 50% of the total voting power of all shares entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction.

Notwithstanding the foregoing, it will not constitute a Change of Control if at least 90% of the consideration for the Common Shares (excluding cash payments for fractional Common Shares and cash payments made in respect of dissenters' appraisal rights) in the transaction or transactions constituting the Change of Control consists of common shares traded on the TSX, a U.S. national securities exchange or quoted on the Nasdaq National Market, or which will be so traded or quoted when issued or exchanged in

connection with the Change of Control, and as a result of such transaction or transactions the Debentures become convertible solely into such shares; provided, however, that if, prior to the date that is five years plus one day from the last date of original issuance of the Debentures, holders of Debentures would otherwise be entitled to receive, upon conversion of the Debentures, any ineligible consideration, such holders shall not be entitled to receive such ineligible consideration but BlackRock or the successor or acquiror, as the case may be, shall have the right (at the sole option of BlackRock or the successor or acquiror, as the case may be) to deliver either such ineligible consideration or "prescribed securities" for the purposes of clause 212(1)(b)(vii)(E) of the Tax Act with a market value equal to the market value of such ineligible consideration.

Beneficial ownership will be determined in accordance with the *Securities Act* (Alberta). The term "person" includes any syndicate or group that would be deemed to be a "person" under the *Securities Act* (Alberta).

The phrase "all or substantially all" of BlackRock's and BlackRock's subsidiaries' properties and assets will likely be interpreted under applicable law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in assessing whether a conveyance, transfer, sale, lease or other disposition of all or substantially all of BlackRock's and BlackRock's subsidiaries' properties and assets has occurred.

BlackRock could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a Change of Control for purposes of the Indenture but that could increase the amount of BlackRock's or its subsidiaries' outstanding indebtedness.

BlackRock's ability to purchase Debentures upon a Change of Control may be limited by the terms of its then outstanding credit agreements.

Public Acquiror Change of Control

In the case of a Public Acquiror Change of Control, as defined below, BlackRock may, in lieu of making a Change of Control Purchase Offer as described above under "Change of Control", or paying a make whole premium as described above under "Determination of Make Whole Premium", elect to adjust the conversion rate and the related conversion obligation such that from and after the effective date of such Public Acquiror Change of Control, the Debentures are convertible into Public Acquiror Shares, as defined below; provided, however, that if, prior to the date that is five years plus one day from the last date of original issuance of the Debentures, holders of Debentures would otherwise be entitled to receive, upon conversion of the Debentures, any ineligible consideration, such holders shall not be entitled to receive such ineligible consideration but BlackRock or the successor or acquiror, as the case may be, shall have the right (at the sole option of BlackRock or the successor or acquiror, as the case may be) to deliver either such ineligible consideration or "prescribed securities" for the purposes of clause 212(l)(b)(vii)(E) of the Tax Act with a market value equal to the market value of such ineligible consideration. In the event BlackRock makes such election, BlackRock will not be required to make a Change of Control Purchase Offer and the conversion rate will be adjusted by multiplying the conversion rate in effect immediately before the Public Acquiror Change of Control by a fraction:

(i) the numerator of which will be (1) in the case of a merger, consolidation or binding share exchange pursuant to which Common Shares are converted into cash, securities or other property, the value of all cash and any other consideration, as determined by BlackRock's board of directors, paid or payable per Common Share or (2) in the case of any other Public Acquiror Change of Control, the Current Market Price of the Common Shares immediately prior to the effective date of such Public Acquiror Change of Control; and

(ii) the denominator of which will be the weighted average trading price of the Public Acquiror Shares for the twenty consecutive trading days prior to, or if the Public Acquiror Shares do not trade until after the effective date of the Public Acquiror Change of Control the twenty consecutive trading days subsequent to, but excluding the effective date of such Public Acquiror Change of Control.

Not later than 10 trading days prior to the expected effective date of a Change of Control that is also a Public Acquiror Change of Control, BlackRock will provide to all holders of the Debentures and to the Trustee and paying agent a notification stating whether BlackRock will:

(i) elect to adjust the conversion rate and related conversion obligation, in which case BlackRock will not be required to make a Change of Control Purchase Offer as described above under "Change of Control"; or

(ii) not elect to adjust the conversion rate and related conversion obligation, in which case BlackRock will be required to make a Change of Control Purchase Offer as described above under "Change of Control".

A "**Public Acquiror Change of Control**" means any event constituting a Change of Control that would otherwise require BlackRock to make a Change of Control Purchase Offer as described above under "Change of Control" if the acquiror has a class of common shares traded on the TSX, a U.S. national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such Change of Control ("**Public Acquiror Shares**"). If an acquiror does not itself have a class of common stock satisfying the foregoing requirement, it will be deemed to have "**Public Acquiror Shares**" if either (1) a direct or indirect majority-owned subsidiary of the acquiror or (2) a corporation that directly or indirectly owns at least a majority of the acquiror, has a class of common stock satisfying the foregoing requirement and the acquiror has designated such common stock to serve as the Public Acquiror Shares in the transaction. In such case, all references to Public Acquiror Shares shall refer to such class of common stock. "**Majority Owned**" for these purposes means having beneficial ownership of more than 50% of the total voting power of all common stock of the respective entity's capital stock that are entitled to vote generally in the election of directors.

Method of Payment

On redemption or repayment at maturity of the Debentures, BlackRock will repay the indebtedness represented by the Debentures by paying to the Trustee in cash the amount required to repay the principal amount of the outstanding Debentures, together with accrued and unpaid interest thereon. However, BlackRock may, at its option, subject to the satisfaction of certain conditions described below, elect to satisfy its obligation to repay all or any portion of the principal amount of the Debentures, together with accrued and unpaid interest thereon, that are to be redeemed or that are to be repaid at maturity, by issuing and delivering Common Shares to the holders of Debentures.

The number of Common Shares a holder will receive in respect of each Debenture will be determined by dividing the principal amount of the Debentures that are to be redeemed or repaid at maturity, as the case may be, and that are not paid in cash, by 95% of the Current Market Price of the Common Shares, adjusted to take into account the occurrence, during the period for which the Current Market Price is calculated, of certain events that would result in an adjustment of the conversion rate with respect to the Common Shares. No fractional Common Shares will be issued on redemption or repayment at maturity but in lieu thereof, BlackRock shall satisfy fractional interests by a cash payment equal to the fraction of the Common Share multiplied by the Current Market Price of the Common Shares.

BlackRock may not satisfy its obligation to pay the principal amount of a Debenture, together with accrued and unpaid interest thereon, by delivering Common Shares or a combination of cash and Common Shares unless BlackRock satisfies the requirements of applicable securities laws and certain other conditions, as provided in the Indenture, prior to the maturity date, the redemption date or the purchase date, as applicable, including the following conditions:

(i) no event of default shall have occurred and be continuing under the Indenture;

(ii) the Common Shares to be issued upon redemption or repayment at maturity of Debentures shall be qualified for distribution under the applicable securities laws of each province of Canada; and

(iii) the Common Shares to be issued upon redemption or repayment at maturity of Debentures shall be listed on the TSX or a national securities exchange or quoted in an inter-dealer quotation system of any registered national securities association.

If the conditions are not satisfied with respect to a holder prior to the close of business on the applicable payment date, BlackRock will make the required payment entirely in cash. If BlackRock elects to satisfy any amount payable on redemption of the Debentures by issuing Common Shares, BlackRock will advise the holders of Debentures of such election in the applicable redemption notice. If BlackRock elects to satisfy any amount payable on repayment at maturity of the Debentures by issuing Common Shares, BlackRock will provide notice of such election to the holders of Debentures not more than 25 business days and not less than 20 business days before the payment date. The notice shall state:

(i) whether BlackRock will make the payment in cash or Common Shares or any combination thereof;

(ii) if both cash and Common Shares are payable, the percentage of each applicable on a per Debenture basis; and

(iii) the method of calculating the Current Market Price of the Common Shares.

BlackRock may not change the form of components or percentages of consideration to be paid for the Debentures once it has given the notice that it is required to give holders of Debentures, except as described in the preceding paragraph. When BlackRock determines the actual number of Common Shares in accordance with the foregoing procedures, it will issue a press release on a national newswire and publish such information on its website.

As the Current Market Price of the Common Shares will be determined prior to the applicable payment date, holders of the Debentures will bear the market risk with respect to the value of the Common Shares to be received from the date such price is determined to such payment date.

Interest Payment Option

BlackRock may elect, from time to time, provided there has not occurred an Event of Default (as defined herein), to satisfy its obligation to pay interest on the Debentures (the "**Interest Obligation**"), on the date it is payable under the Indenture (an "**Interest Payment Date**"), by delivering sufficient Common Shares to the Trustee to satisfy all or any part of the Interest Obligation in accordance with the Indenture (the "**Share Interest Payment Election**"). The Indenture will provide that, upon such election, the Trustee shall (i) accept delivery of the Common Shares, (ii) accept bids with respect to, and consummate sales of, such Common Shares, each as BlackRock shall direct in its absolute discretion, (iii) invest the proceeds of

such sales in short-term Canadian Government Obligations (as defined in the Indenture), which mature prior to the applicable Interest Payment Date, (iv) deliver the proceeds received from such permitted Canadian Government Obligations, together with any proceeds from the sale of Common Shares not invested as aforesaid, to satisfy the Interest Obligation, and (v) perform any other action necessarily incidental thereto.

The Indenture will set forth the procedures to be followed by BlackRock and the Trustee in order to effect the Share Interest Payment Election. If a Share Interest Payment Election is made, the sole right of a holder of Debentures in respect of interest will be to receive cash from the Trustee out of the proceeds of the sale of Common Shares (plus any amount received by the Trustee from BlackRock attributable to any fractional Common Shares) in an amount equal to the applicable interest payment in full satisfaction of the Interest Obligation, and the holder of such Debentures will have no further recourse to BlackRock in respect of the Interest Obligation.

Neither BlackRock's making of the Share Interest Payment Election nor the consummation of sales of Common Shares will (i) result in the holders of the Debentures not being entitled to receive on the applicable Interest Payment Date cash in an aggregate amount equal to the interest payable on such Interest Payment Date, or (ii) entitle such holders to receive any Common Shares in satisfaction of the Interest Obligation.

Events of Default

The following are events of default under the Indenture:

(i) default in the payment of any principal amount or any redemption price, purchase price, or Change of Control purchase price due with respect to the Debentures, when the same becomes due and payable;

(ii) default in payment of any interest under the Debentures, which default continues for 30 days;

(iii) default in the delivery when due of all cash and any Common Shares or other consideration, including any make whole premium, payable upon conversion with respect to the Debentures, which default continues for 15 days;

(iv) BlackRock's failure to comply with any of BlackRock's other agreements in the Debentures or the Indenture upon BlackRock's receipt of notice of such default from the Trustee or from holders of not less than 25% in aggregate principal amount of the Debentures, and the failure to cure (or obtain a waiver of) such default within 30 days after receipt of such notice;

(v) default in the payment of principal when due or resulting in acceleration of other indebtedness of BlackRock for borrowed money where the aggregate principal amount with respect to which the default or acceleration has occurred exceeds $15 million and such acceleration has not been rescinded or annulled or such indebtedness repaid within a period of 30 days after written notice to BlackRock by the Trustee or to BlackRock and the Trustee by the holders of at least 25% in aggregate principal amount of the Debentures, provided that if any such default is cured, waived, rescinded or annulled, then the event of default by reason thereof would be deemed not to have occurred; and

(vi) certain events of bankruptcy, insolvency or reorganization affecting BlackRock.

If an event of default shall have happened and be continuing, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Debentures then outstanding may declare the principal of the Debentures and any accrued and unpaid interest through the date of such declaration immediately due and payable. In the case of certain events of bankruptcy or insolvency, the principal amount of the Debentures together with any accrued interest through the occurrence of such event shall automatically become and be immediately due and payable.

Consolidation, Mergers or Sales of Assets

The Indenture will provide that BlackRock may not consolidate with or merge into any person or sell, convey, transfer or lease all or substantially all of BlackRock's properties and assets to another person (other than a directly or indirectly wholly-owned corporate or partnership subsidiary of BlackRock) unless:

(i) the resulting, surviving, continuing or transferee person is a corporation organized and existing under the laws of the United States, any state thereof, the District of Columbia, Canada or any province or territory thereof, and such corporation (if other than BlackRock) assumes all the obligations of BlackRock under the Debentures and the Indenture;

(ii) after giving effect to the transaction, no event of default, and no event that, after notice or passage of time, would become an event of default, has occurred and is continuing; and

(iii) other conditions described in the Indenture are met;

provided, however, that the sale, conveyance, transfer or lease (in a single transaction or a series of transactions) of the properties or assets of one or more subsidiaries (other than to BlackRock or another directly or indirectly wholly-owned corporate or partnership subsidiary) which, if such properties or assets were directly owned by BlackRock, would constitute all or substantially all of the properties and assets of BlackRock on a consolidated basis, shall be deemed to be a sale, conveyance, transfer or lease of all or substantially all of the properties and assets of BlackRock.

Upon the assumption of BlackRock's obligations by such corporation in such circumstances, subject to certain exceptions, BlackRock shall be discharged from all obligations under the Debentures and the Indenture. Although such transactions are permitted under the Indenture, certain of the foregoing transactions occurring could constitute a Change of Control of BlackRock, which would require BlackRock to offer to purchase the Debentures as described above. An assumption of BlackRock's obligations under the Debentures and the Indenture by such corporation might be deemed for United States or Canadian federal income tax purposes to be an exchange of the Debentures for new Debentures by the holders thereof, resulting in recognition of gain or loss for such purposes and possibly other adverse tax consequences to the holders. Holders should consult their own tax advisors regarding the tax consequences of such an assumption.

Canadian Withholding Taxes

BlackRock will make payments on account of the Debentures without withholding or deducting on account of any present or future duty, levy, impost, assessment or other governmental charge (including, without limitation, penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having the power to tax ("**Canadian Taxes**"), unless BlackRock is required by law or the interpretation or administration thereof, to withhold or deduct Canadian Taxes. If BlackRock is

required to withhold or deduct any amount on account of Canadian Taxes, BlackRock will make such withholding or deduction and pay as additional interest the additional amounts ("**Additional Amounts**") necessary so that the net amount received by each holder of Debentures after the withholding or deduction (including with respect to Additional Amounts) will not be less than the amount the holder would have received if the Canadian Taxes had not been withheld or deducted. BlackRock will make a similar payment of Additional Amounts to holders of Debentures (other than Excluded Holders) that are exempt from withholding but are required to pay tax directly on amounts otherwise subject to withholding. However, no Additional Amounts will be payable with respect to a payment made to a holder or former holder of Debentures (an "**Excluded Holder**") in respect of the beneficial owner thereof:

(i) with which BlackRock does not deal at arm's length (within the meaning of the Tax Act) at the time of making such payment;

(ii) that is subject to such Canadian Taxes by reason of its failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes (provided that in the case of any imposition or change in any such certification, identification, information, documentation or other reporting requirements which applies generally to holders of Debentures who are not residents of Canada, at least 60 days prior to the effective date of any such imposition or change, BlackRock shall give written notice, in the manner provided in the Indenture, to the Trustee and the holders of the Debentures then outstanding of such imposition or change, as the case may be, and provide the Trustee and such holders with such forms or documentation, if any, as may be required to comply with such certification, identification, information, documentation, or other reporting requirements); or

(iii) that is subject to such Canadian Taxes by reason of its carrying on business in or otherwise being connected with Canada or any province or territory thereof otherwise than by the mere holding of such Debentures or the receipt of payment, or exercise of any enforcement rights thereunder;

and no Additional Amounts will be payable with respect to any estate, inheritance, gift, sales, excise, transfer, personal property or similar tax, assessment or governmental charge (the "**Excluded Taxes**").

BlackRock will remit the amount it withholds or deducts to the relevant authority. Additional Amounts will be paid in cash semi-annually, at maturity, on any redemption date, on a Conversion Date or on any purchase date. With respect to references in this prospectus to the payment of principal or interest on any Debenture, such references shall be deemed to include the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable.

BlackRock will furnish to the Trustee, within 30 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made. BlackRock will indemnify and hold harmless each holder of Debentures (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (i) any Canadian Taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Debentures, (ii) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (iii) any Canadian Taxes levied or imposed and paid by such holder with respect to any reimbursement under (i) and (ii) above, but excluding any Excluded Taxes.

Modifications of the Indenture

The Trustee and BlackRock may amend the Indenture or the Debentures with the consent of the holders of not less than a majority in aggregate principal amount of the Debentures then outstanding. However, the consent of the holders of not less than 95% of the aggregate principal amount of the Debentures then outstanding is required to:

(i) alter the manner of calculation or rate of accrual of interest on the Debenture or change the time of payment;

(ii) make the Debenture payable in money or securities other than that stated in the Debenture;

(iii) change the stated maturity of the Debenture;

(iv) reduce the principal amount, redemption price, purchase price, Change of Control purchase price or make whole premium payable with respect to the Debenture;

(v) make any change that adversely affects the rights of a holder to convert the Debenture in any material respect;

(vi) make any change that adversely affects the right to require BlackRock to purchase the Debenture in any material respect;

(vii) impair the right to institute suit for the enforcement of any payment with respect to the Debenture or with respect to conversion of the Debenture; or

(viii) change the provisions in the Indenture that relate to modifying or amending the Indenture.

Without the consent of any holder of Debentures, the Trustee and BlackRock may amend the Indenture:

(i) to evidence a successor to BlackRock and the assumption by that successor of BlackRock's obligations under the Indenture and the Debentures;

(ii) to add to BlackRock's covenants for the benefit of the holders of the Debentures or to surrender any right or power conferred upon BlackRock;

(iii) to secure BlackRock's obligations in respect of the Debentures;

(iv) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture;

(v) to comply with the requirements of Canadian laws applicable to trust indentures;

(vi) to cure any ambiguity, omission, defect or inconsistency in the Indenture; or

(vii) to make any change that does not adversely affect the rights of the holders of the Debentures in any material respect.

The holders of a majority in aggregate principal amount of the outstanding Debentures may, on behalf of, and with the effect of binding, all the holders of all Debentures:

(i) waive compliance by BlackRock with restrictive provisions of the Indenture, as detailed in the Indenture; or

(ii) waive any past default under the Indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver Common Shares, with respect to any Debenture or in respect of any provision which under the Indenture cannot be modified or amended without the consent of the holder of each outstanding Debenture affected.

Discharge of the Indenture

BlackRock may satisfy and discharge BlackRock' s obligations under the Indenture by delivering to the Trustee for cancellation all outstanding Debentures or by depositing with the Trustee, the paying agent or the conversion agent, if applicable, after the Debentures have become due and payable, whether at stated maturity or any redemption date, or any purchase date, or a Change of Control Purchase Date, or upon conversion or otherwise, cash or Common Shares (as applicable under the terms of the Indenture) sufficient to pay all of the outstanding Debentures and paying all other sums payable under the Indenture.

Calculations in Respect of Debentures

BlackRock is responsible for making all calculations called for under the Debentures. These calculations include, but are not limited to, determination of the average market prices of Common Shares. BlackRock will make all these calculations in good faith and, absent manifest error, BlackRock's calculations are final and binding on holders of Debentures. BlackRock will provide a schedule of BlackRock's calculations to the Trustee, and the Trustee is entitled to conclusively rely upon the accuracy of BlackRock's calculations without independent verification.

No Personal Liability of Directors, Officers, Employees, Subsidiaries, Incorporators and Shareholders

No director, officer, employee, subsidiaries, incorporator or shareholder of BlackRock, as such, shall have any liability for any of the obligations of BlackRock under the Debentures or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Debentures by accepting a Debenture waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Debentures.

Governing Law

The Indenture and the Debentures are governed by and construed in accordance with the laws of the Province of Alberta. BlackRock has submitted to the non-exclusive jurisdiction of any court of the Province of Alberta for purposes of all legal actions and proceedings instituted in connection with the Indenture and the Debentures.

Global Debentures

Debentures will be issued in the form of one or more fully-registered global Debentures (the "**Global Debentures**") held by, or on behalf of, CDS or its successor, as custodian for its participants.

All Debentures will be represented in the form of Global Debentures registered in the name of CDS or its nominee. Purchasers of Debentures represented by Global Debentures will not receive Debentures in definitive form. Rather, the Debentures will be represented only in "book-entry only" form (unless

BlackRock, in its sole discretion, elects to prepare and deliver definitive Debentures in fully-registered form). Beneficial interests in the Global Debentures, constituting ownership of the Debentures, will be represented through book entry accounts of institutions (including the Underwriters) acting on behalf of beneficial owners, as direct and indirect participants of CDS (the "**Participants**"). Each purchaser of a Debenture represented by a Global Debenture will receive a customer confirmation of purchase from the Underwriter or Underwriters from whom the Debenture is purchased in accordance with the practices and procedures of the selling Underwriter or Underwriters. The practices of the Underwriters may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book-entry accounts for its participants having interests in Global Debentures.

The Debentures represented by Global Debentures will be issued to beneficial owners of Debentures in registered and definitive form ("**Definitive Debentures**") if: (i) CDS notifies BlackRock that it is unwilling or unable to continue as depository in connection with the Global Debentures; (ii) at any time CDS ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and BlackRock has not appointed a qualified successor within 90 days; (iii) if BlackRock elects, in its sole discretion, to terminate the book-entry system; or (iv) if an event of default under the Indenture has occurred and is continuing, provided that Participants acting on behalf of Beneficial Owners representing, in the aggregate, more that 25% of the aggregate principal amount of the Debentures then outstanding advise CDS in writing that the continuation of a book-entry only system through CDS is no longer in their best interest provided the Trustee has not waived the Event of Default in accordance with the terms of the Indenture.

Transfer and Exchange of Debentures

Transfers of beneficial ownership in Debentures represented by Global Debentures will be effected through records maintained by CDS for such Global Debentures or its nominees (with respect to interests of Participants) and on the records of participants (with respect to interests of persons other than Participants). Unless BlackRock elects in its sole discretion to prepare and deliver Definitive Debentures, beneficial owners who are not Participants in CDS's book-entry system, but who desire to purchase, sell or otherwise transfer ownership of or other interest in Global Debentures may do so only through Participants in CDS's book-entry system.

The ability of a beneficial owner of an interest in a Debenture represented by a Global Debenture to pledge the Debenture or otherwise take action with respect to such owner's interest in a Debenture represented by a Global Debenture (other than through a Participant) may be limited due to the lack of a physical certificate.

Registered holders of Definitive Debentures may transfer such Debentures upon payment of taxes or other charges incidental thereto, if any, by executing and delivering a form of transfer together with the Definitive Debentures to the Trustee for the Debentures at its principal offices in Montreal, Toronto, Vancouver, Calgary and Halifax, or such other city or cities as may from time to time be designated by BlackRock whereupon new Definitive Debentures will be issued in authorized denominations in the same aggregate principal amount as the Definitive Debentures so transferred, registered in the names of the transferees. No transfer or exchange of a Definitive Debenture will be registered during the period from the date of any selection by the Trustee of any Debentures to be redeemed or during the 15 preceding days or thereafter until the close of business on the date upon which notice of redemption of such Debentures is given. In addition, no transfer or exchange of any Debentures which have been selected or called for redemption will be registered.

Payments

Payments of interest and principal on each Global Debenture will be made to CDS or its nominee, as the case may be as the registered holder of the Global Debenture. As long as CDS or its nominee is the registered owner of a Global Debenture, CDS or its nominee, as the case may be, will be considered the sole legal owner of the Global Debenture for the purposes of receiving payments of interest and principal on the Debentures and for all other purposes under the Indenture and the Debentures. The record dates (each, individually, a "**Record Date**") for the payment of interest will be June 15 and December 15 in each year (or the first business day following such date if not a business day). Interest payments on Global Debentures will be made by electronic funds transfer on the day interest is payable and delivered to CDS or its nominee, as the case may be.

BlackRock understands that CDS or its nominee, upon receipt of any payment of interest or principal in respect of a Global Debenture, will credit Participants' accounts, on the date interest or principal is payable, with payments in amounts proportionate to their respective beneficial interest in the principal amount of such Global Debenture as shown on the records of CDS or its nominee. BlackRock also understands that payments of interest and principal by Participants to the owners of beneficial interest in such Global Debenture held through such Participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name" and will be the responsibility of such Participants. BlackRock' s responsibility and liability in respect of payments on Debentures represented by the Global Debentures is limited solely and exclusively, while the Debentures are registered in global form, to making payment of any interest and principal due on such Global Debenture to CDS or its nominee.

If Definitive Debentures are issued instead of or in place of a Global Debenture, payments of interest on each Definitive Debenture will be made by BlackRock or by the Trustee as paying agent for BlackRock. Payment of principal at maturity will be made at the principal office of the Trustee in Montreal, Toronto, Vancouver, Calgary and Halifax (or in such other city or cities as may from time to time be designated by BlackRock) against surrender of the Definitive Debentures, if any.

USE OF PROCEEDS

The estimated net proceeds from the sale of the Debentures offered by this short form prospectus, after deducting the Underwriters' fee of $3,000,000 and expenses of the offering estimated to be $300,000, will be approximately $96,700,000. The net proceeds from the offering will be used to fund exploration and development activities and for general corporate purposes.

INTEREST COVERAGE

The following interest coverages ratios are calculated for the twelve month periods ended December 31, 2004 and September 30, 2005 and are based on audited financial information in the case of December 31, 2004, and unaudited financial information in the case of September 30, 2005.

The earnings of the Corporation before interest and income tax expense for the year ended December 31, 2004 and the twelve month period ended September 30, 2005 were $13.2 million and $26.9 million, respectively. The Corporation did not have any interest expense for the year ended December 31, 2004 and the twelve month period ended September 30, 2005, and accordingly interest coverage ratios are not calculated for those periods.

After giving effect to the issuance of the Debentures, the pro forma earnings of the Corporation before interest and income tax expense for the year ended December 31, 2004 and the twelve month period

ended September 30, 2005 would be $13.2 million and $26.9 million, respectively. After giving effect to the issuance of the Debentures, the pro forma interest expense for the year ended December 31, 2004 and the twelve month period ended September 30, 2005 would be $6.1 million and $6.1 million, respectively, for an interest coverage ratio of 2.15 and 4.39 times, respectively.

These ratios do not purport to reflect actual interest coverage ratios that would have resulted if the issuance of the Debentures had actually occurred as at the beginning of each period, and are not indicative of interest coverage ratios for any future periods.

CAPITALIZATION OF THE CORPORATION

The following table sets forth the capitalization of the Corporation as at December 31, 2004, as at September 30, 2005, and as at September 30, 2005 after giving effect to the offering.

	Outstanding as at December 31, 2004	**Outstanding as at September 30, 2005**	**Outstanding as at September 30, 2005 after giving effect to the offering**
Long-term Debt (1)	–	–	–
Debentures	–	–	$100,000,000(2)
Portion allocated to Shareholders' Equity			$(23,542,000)
Shareholders' Equity (3)(4)(5)(6)	$128,929,000 (83,783,106 Common Shares)	$266,412,000 (95,140,606 Common Shares)	$289,954,000(7) (95,140,606 Common Shares)

Notes:

(1) The Corporation has a demand revolving credit facility with a Canadian chartered bank with an authorized credit limit of $5 million. Advances under the facility bear interest at the bank's prime lending rate plus ¼ percent per annum. The authorized credit limit is subject to annual review and re-determination. The facility is secured by a fixed and floating debenture in the amount of $8 million on the Corporation's oil and gas properties other than the Orion SAGD Project. As at September 30, 2005, a letter of credit of $868,770 was outstanding under this facility.

(2) Before deducting expenses of the offering estimated to be $300,000 and the Underwriters' fee of $3,000,000. The principal of the Debentures may be redeemed at the option of the Corporation after January 5, 2011 through the issuance of Common Shares.

(3) The authorized capital of the Corporation consists of an unlimited number of Common Shares and an unlimited number of preferred shares, issuable in series (the "**Preferred Shares**"). As at December 31, 2004 and September 30, 2005, no Preferred Shares were issued and outstanding. On May 10, 2005, the shareholders of the Corporation approved a special resolution to amend the articles of the Corporation to: (i) amend the rights, privileges, restrictions and conditions attached to the Common Shares; (ii) delete from the authorized share capital of the Corporation the former preferred shares, series A, non-voting shares and special shares of the Corporation; and (iii) increase the authorized share capital of the Corporation by the creation of the Preferred Shares. See "Recent Developments – Amendments to Articles of the Corporation". For a description of the rights, privileges, restrictions and conditions attached to the Common Shares and the Preferred Shares, see "Matters to be Acted Upon at the Meeting – 4) Amendments to the Articles of the Corporation" in the Management Proxy Circular.

(4) As at December 31, 2004 and September 30, 2005, a total of 6,182,500 Common Shares and 6,045,000 Common Shares, respectively, were reserved for issuance pursuant to outstanding stock options under the Corporation's stock option plan at an average exercise price of $4.33 per Common Share and $4.78 per Common Share, respectively.

(5) On January 21, 2000, BlackRock implemented a shareholder rights plan (the "**Rights Plan**") pursuant to a Shareholder Rights Plan Agreement dated January 21, 2000, which was amended and restated on March 24, 2003, (the "**Rights Plan Agreement**") between BlackRock and CIBC Mellon Trust Company, as rights agent. Under the Rights Plan, one right was issued with each Common Share then outstanding and one right has been issued and will be issued with each Common Share subsequently issued. The rights remain attached to the Common Shares and are not exercisable or separable, unless one or more specified events occur. If a person or group acting in concert acquires 20% or more of the Common Shares, the rights will entitle the holders thereof (other than the acquiring person or group) to purchase Common Shares at a 50% discount from the then market price. The rights are not triggered by a "Permitted Bid", as defined in the Rights Plan Agreement. The Rights Plan will expire on the earlier of the Termination Time (as defined in the Rights Plan Agreement) and the termination of the annual meeting of shareholders of BlackRock in 2006 or, if the continued existence of the Rights Plan Agreement is ratified at such annual meeting by a resolution passed by a majority of votes cast

by Independent Shareholders (as defined in the Rights Plan Agreement) who vote in respect thereof, the Rights Plan will expire on the earlier of the Termination Time and the termination of the annual meeting of shareholders of BlackRock in 2009.

(6) Includes retained earnings of $4,703,000 and $19,829,000 and a contributed surplus of $1,196,000 and $3,601,000 as at December 31, 2004 and September 30, 2005, respectively. The Corporation also had provisions for asset retirement obligations of $7,475,000 and $9,183,000 and provisions for future income taxes of $11,837,000 and $17,730,000 as at December 31, 2004 and September 30, 2005, respectively.

(7) The Debentures also may be converted at the option of a holder of Debentures into Common Shares. See "Details of the Debentures". The equity portion of the Debentures in the amount of $23,542,000, being the estimated fair value of these features, has been classified as shareholders' equity.

PLAN OF DISTRIBUTION

Under an agreement dated December 12, 2005 (the "Underwriting Agreement") among the Corporation and the Underwriters, the Corporation has agreed to issue and sell an aggregate of 100,000 Debentures to the Underwriters, and the Underwriters have severally agreed to purchase such Debentures on December 30, 2005 or such other date as may be agreed by the Corporation and the Underwriters, but in any event, not later than 30 days following the issuance of a final receipt for this short form prospectus. Delivery of the Debentures is conditional upon payment at closing of $1,000 per Debenture by the Underwriters to the Corporation. The Underwriting Agreement provides that the Corporation will pay the Underwriters' fee of $30 per Debenture for Debentures issued and sold by the Corporation, for an aggregate fee payable by the Corporation of $3,000,000, in consideration for their services in connection with the offering. The Underwriters' fee in respect of the Debentures is payable upon closing of the offering. The terms of the offering were determined by negotiation between BlackRock and RBC Dominion Securities Inc. and GMP Securities L.P.

The obligations of the Underwriters under the Underwriting Agreement are several and not joint, and may be terminated at their discretion upon the occurrence of certain stated events. If an Underwriter fails to purchase the Debentures that it has agreed to purchase, the other Underwriter may, but is not obligated to, purchase such Debentures. The Underwriters are, however, obligated to take up and pay for all Debentures if any are purchased under the Underwriting Agreement. The Underwriting Agreement also provides that the Corporation will indemnify the Underwriters and their directors, officers, agents, shareholders and employees against certain liabilities and expenses.

The Underwriters propose to offer the Debentures initially at the offering price specified on the cover page of this short form prospectus. After the Underwriters have made a reasonable effort to sell all of the Debentures at the price specified on the cover page, the offering price may be decreased and may be further changed from time to time to an amount not greater than that set out on the cover page, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by purchasers for the Debentures is less than the proceeds paid by the Underwriters to BlackRock.

Except in certain limited circumstances, the Debentures will be issued in "book-entry only" form and must be purchased or transferred through a participant in the depository service of CDS. See "Details of the Debentures – Global Debentures".

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Debentures ends and all stabilization arrangements relating to the Debentures are terminated, bid for or purchase Debentures. The foregoing restriction is subject to certain exceptions including (a) a bid for or purchase of Debentures if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by an Underwriter, or if the client's order was solicited, the solicitation occurred before the commencement of a prescribed restricted period and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as

prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of Debentures is for the purpose of maintaining a fair and orderly market in the Debentures, subject to price limitations applicable to such bids or purchases. These transactions, if commenced, may be discontinued at any time.

The Corporation has agreed with the Underwriters that, subject to certain exceptions, the Corporation will not directly or indirectly: (i) offer, issue, pledge, sell, contract to sell, announce an intention to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise lend, transfer or dispose of, directly or indirectly, any Common Shares or securities convertible into or exchangeable for Common Shares (other than for purposes of director, officer or employee stock options and incentives; to satisfy existing instruments issued at the date hereof; and securities issued in connection with an arms' length acquisition, merger, consolidation or amalgamation with any company or companies); or (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether any such transaction described in clause (i) or (ii) above is settled by delivery of Common Shares, other securities of BlackRock, in cash or otherwise, for a period of 90 days subsequent to the closing date of the offering without the prior written consent of the Underwriters, which consent may not be unreasonably withheld.

The Corporation has applied to list the Debentures distributed under this short form prospectus and the Common Shares issuable on the conversion of the Debentures on the TSX. Listing of such securities will be subject to BlackRock fulfilling all of the listing requirements of the TSX.

None of the Debentures nor the Common Shares issuable upon conversion, redemption or maturity of the Debentures or issuable in payment of interest on the Debentures (collectively the "**Subject Securities**") have been or will be registered under the 1933 Act, or any state securities laws of the United States. Subject to certain exceptions, none of the Subject Securities may be offered, sold, transferred or otherwise disposed of, directly or indirectly, in the United States. Offers and sales of any of the Subject Securities within the United States would constitute a violation of the 1933 Act unless made in compliance with the registration requirements of the 1933 Act or an exemption therefrom. The Underwriting Agreement, however, permits the Underwriters to offer and resell the Debentures, in accordance with applicable law, to "qualified institutional buyers" in the United States in transactions that are exempt from registration under the 1933 Act pursuant to Rule 144A thereunder. Any Debentures sold in offers and sales made in accordance with Rule 144A will be "restricted securities" within the meaning of Rule 144(a)(3) under the 1933 Act. This prospectus does not constitute an offer to sell or solicitation of an offer to buy any of the Debentures or Subject Securities in the United States.

In addition, until 40 days after the commencement of the offering, an offer or sale of the Debentures within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the 1933 Act if such offer or sale is made otherwise than in accordance with Rule 144A under the 1933 Act.

RISK FACTORS

Investors should carefully consider the risks described at pages 8 to 10 under "Risk Factors" in the AIF incorporated herein by reference as well as the additional risk factors set forth below.

Market for Debentures

There is currently no market through which the Debentures may be sold and purchasers may not be able to resell the Debentures purchased under this short form prospectus. There can be no assurance that an

active trading market will develop for the Debentures after the offering, or if developed, that such a market will be sustained at the price level of the offering.

Prior Ranking Indebtedness

The Debentures will be subordinate to all Senior Indebtedness including any indebtedness or liabilities to BlackRock's trade or other creditors. The Debentures will also be effectively subordinate to claims of creditors of any potential subsidiaries except to the extent BlackRock is a creditor of such subsidiaries ranking at least *pari passu* with such other creditors.

Absence of Covenant Protection

Other than as described herein, the Indenture will not limit BlackRock's ability to incur additional debt or liabilities (including Senior Indebtedness). The Indenture will not contain any provision specifically intended to protect holders of the Debentures in the event of a future leveraged transaction by BlackRock.

Limitation in Ability to Finance Purchase of Debentures

BlackRock is required to make an offer to holders of the Debentures to purchase all or a portion of their Debentures for cash in the event of certain Changes of Control. BlackRock cannot assure holders of Debentures that, if required, it would have sufficient cash or other financial resources at that time or would be able to arrange financing to pay the purchase price of the Debentures in cash. BlackRock's ability to purchase the Debentures in such an event may be limited by law, by the Indenture governing the Debentures, by the terms of other present or future agreements relating to BlackRock's credit facilities and other indebtedness and agreements that BlackRock may enter into in the future which may replace, supplement or amend BlackRock's future debt. BlackRock's future credit agreements or other agreements may contain provisions that could prohibit the purchase by BlackRock of the Debentures without the consent of the lenders or other parties thereunder. If BlackRock's obligation to offer to purchase the Debentures arises at a time when BlackRock is prohibited from purchasing or redeeming the Debentures, BlackRock could seek the consent of lenders to purchase the Debentures or could attempt to refinance the borrowings that contain this prohibition. If BlackRock does not obtain a consent or refinance these borrowings, BlackRock could remain prohibited from purchasing the Debentures under its offer. BlackRock's failure to purchase the Debentures would constitute an event of default under the Indenture governing the Debentures, which might constitute a default under the terms of BlackRock's other indebtedness at that time.

Make Whole Premium

If a holder of Debentures converts its Debentures in connection with a Change of Control that occurs on or prior to January 5, 2011, BlackRock may, in certain circumstances, be required to pay a make whole premium by increasing the conversion rate. The make whole premium is described under "Details of the Debentures – Determination of Make Whole Premium". While the make whole premium is designed to compensate a holder of Debentures for the lost option time value of its Debentures as a result of a Change of Control, the make whole amount is only an approximation of such lost value and may not adequately compensate the holder for such loss. In addition, if a Change of Control occurs after January 5, 2011, or in some other cases described under "Details of the Debentures – Determination of Make Whole Premium", there will be no such make whole premium.

Market Price of the Debentures

The market price of the Debentures will be based on a number of factors, including:

(i) the prevailing interest rates being paid by companies similar to BlackRock;

(ii) the overall condition of the financial and credit markets;

(iii) prevailing interest rates and interest rate volatility;

(iv) the markets for similar securities;

(v) the financial condition, results of operation and prospects of BlackRock;

(vi) the publication of earnings estimates or other research reports and speculation in the press or investment community;

(vii) the market price and volatility of the Common Shares;

(viii) changes in the industry and competition affecting BlackRock; and

(ix) general market and economic conditions.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the market price of the Debentures.

Volatility of Market Price of Common Shares

The market price of the Common Shares may be volatile. The volatility may affect the ability of holders of Debentures to sell the Debentures at an advantageous price. Additionally, this may result in greater volatility in the market price of the Debentures than would be expected for nonconvertible debt securities. Market price fluctuations in the Common Shares may be due to BlackRock's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse change in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by BlackRock or its competitors, along with a variety of additional factors, including, without limitation, those set forth under "Forward-Looking Statements". In addition, the market price for securities in the stock markets, including the TSX, recently experienced significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market prices of the Debentures and the Common Shares.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Blake, Cassels & Graydon LLP, counsel to the Underwriters (collectively, "**Counsel**"), the following summary fairly describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a subscriber who acquires Debentures pursuant to the offering and who, for purposes of the Tax Act and at all relevant times, holds the Debentures and the Common Shares issued on the conversion, redemption or repayment of the Debentures (collectively, the "**Securities**") as capital property and deals at arm's length with, and is not affiliated with, the Corporation. Generally speaking, the Securities will be considered to be capital property to a holder provided the holder does not hold the Securities in the course of carrying on a business of buying and selling securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary is not applicable to: (i) a

holder that is a "financial institution", as defined in the Tax Act for purposes of the mark-to-market rules; (ii) a holder an interest in which would be a "tax shelter investment", as defined in the Tax Act; (iii) a holder that is a "specified financial institution", as defined in the Tax Act; (iv) a holder that is a partnership; or (v) a holder who holds the Securities in, or in the course of, carrying on business. Any such holder should consult their own tax advisors with respect to an investment in the Securities.

This summary is based upon the provisions of the Tax Act including the regulations thereunder (the "**Regulations**") in force as of the date hereof and Counsels' understanding of the current published administrative and assessing practices and policies of the Canada Revenue Agency (the "**CRA**"). Except for specifically proposed amendments (the "**Proposed Amendments**") to the Tax Act and the Regulations that have been publicly announced by or on behalf of the federal Minister of Finance prior to the date hereof, this summary does not take into account or anticipate changes in the income tax law, whether by legislative, governmental or judicial action, nor any changes in the administrative practices and policies of the CRA. There can be no assurance that the Proposed Amendments will be enacted in their present form, or at all. This summary is not exhaustive of all Canadian federal income tax considerations nor does it take into account any provincial, territorial or foreign tax considerations arising from the acquisition, ownership or disposition of the Securities.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any prospective purchaser or holder of Securities, and no representations with respect to the income tax consequences to any prospective purchaser or holder are made. Consequently, prospective holders should consult their own tax advisors with respect to their particular circumstances.

Holders Resident in Canada

The following discussion applies to a holder of Debentures who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is resident in Canada (a "**Canadian holder**"). Certain Canadian holders whose Debentures might not otherwise qualify as capital property may, in certain circumstances, treat such Debentures as capital property by making an irrevocable election provided by subsection 39(4) of the Tax Act.

Taxation of Interest on Debentures

A Canadian holder that is a corporation, partnership, unit trust or trust of which a corporation or a partnership is a beneficiary will be required to include in its income for a taxation year any interest on the Debentures that accrued to it or was deemed to accrue to it to the end of the year or that became receivable or was received by it before the end of the year, except to the extent that such interest was included in computing its income for a preceding year. Any other Canadian holder, including an individual (other than a trust), will be required to include in income for a taxation year any interest on the Debentures received or receivable by such holder in the year (depending upon the method regularly followed by the holder in computing income), except to the extent that such amount was otherwise included in its income for the year or a preceding taxation year.

On a disposition or deemed disposition of a Debenture, including a payment on maturity, a redemption or a purchase for cancellation, a Canadian holder will generally also be required to include in income the amount of interest accrued on the Debenture from the date of the last interest payment to the date of disposition to the extent that such amount has not otherwise been included in the holder's income for the taxation year or a previous taxation year. For the tax treatment of any interest paid by the Corporation to a Canadian holder by the issuance of Common Shares upon the exercise of the conversion privilege, see "Exercise of Conversion Privilege" below.

In the event the Debentures are issued at a discount from their face value, a Canadian holder may be required to include an additional amount in computing income, either in accordance with the deemed interest accrual rules contained in the Tax Act and Regulations or in the taxation year in which the discount is received or receivable by the Canadian holder. Canadian holders should consult their own tax advisor in these circumstances, as the treatment of the discount may vary with the facts and circumstances giving rise to the discount.

Disposition of Debentures

In general, the disposition or deemed disposition of a Debenture, including a redemption, payment on maturity, purchase for cancellation or the exercise by a Canadian holder of its conversion privilege where the Corporation agrees to deliver cash in lieu of some or all the Common Shares to be delivered on conversion (other than cash not in excess of $200 delivered in lieu of a fraction of a Common Share), but not including the conversion of a Debenture into Common Shares (or Common Shares and cash not in excess of $200 in lieu of a fraction of a Common Share) pursuant to a Canadian Debenture holder's right of conversion, will give rise to a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any accrued interest included in the holder's income, exceed (or are less than) the adjusted cost base of the Debenture to the holder immediately before the disposition and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under "Taxation of Capital Gains and Capital Losses".

If the Corporation pays any amount upon the redemption, purchase or maturity of a Debenture by issuing Common Shares to the Canadian holder, the holder's proceeds of disposition of the Debenture will be equal to the fair market value, at the time of disposition of the Debenture, of the Common Shares and any other consideration so received, which may result in a capital gain (or a capital loss). The cost to the Canadian holder of Common Shares so received will be equal to the fair market value of such Common Shares. The adjusted cost base to a Canadian holder of Common Shares at any time will be determined by averaging the cost of such Common Shares with the adjusted cost base of any other Common Shares owned by the holder as capital property at that time.

Exercise of Conversion Privilege

Generally, a Canadian holder who converts a Debenture into Common Shares (or Common Shares and cash not in excess of $200 delivered in lieu of a fraction of a Common Share) pursuant to the conversion privilege will be deemed not to have disposed of the Debenture and, accordingly, will not be considered to realize a capital gain (or capital loss) on such conversion. Under the current administrative practice of the CRA, a holder who, upon conversion of a Debenture, receives cash not in excess of $200 in lieu of a fraction of a Common Share may either treat this amount as proceeds of disposition of a portion of the Debenture, thereby realizing a capital gain (or capital loss), or reduce the adjusted cost base of the Common Shares that the holder receives on the conversion by the amount of the cash received.

Any interest paid by the Corporation to a Canadian holder by the issuance of Common Shares upon the exercise of the conversion privilege will be included in the holder's income for the taxation year of the conversion, except to the extent that such amount was included in the holder's income for a preceding taxation year.

The aggregate cost to a Canadian holder of the Common Shares acquired on the conversion of a Debenture will generally be equal to the aggregate of the holder's adjusted cost base of the Debenture immediately before the conversion and the amount of interest accrued on the Debenture to the date of conversion, if any, which is included in such holder's income. The adjusted cost base to a Canadian holder of Common Shares at any time will be determined by averaging the cost of such Common Shares

with the adjusted cost base of any other Common Shares owned by the holder as capital property at the time.

Distribution Pursuant to Conversion Rate Adjustment Provisions

In the event that, pursuant to the conversion rate adjustment provisions of the Debentures, a Canadian holder receives a distribution equivalent to a distribution made to holders of Common Shares, such Canadian holder may be required to include the amount or value of such distribution in computing its income for tax purposes. Canadian holders are advised to consult their own tax advisors in this regard.

Taxation of Dividends on Common Shares

Dividends received or deemed to be received on the Common Shares will be included in a Canadian holder's income for purposes of the Tax Act. Such dividends received or deemed to be received by a Canadian individual holder (other than certain trusts) will be subject to the gross-up and dividend tax credit rules generally applicable under the Tax Act in respect of dividends received on shares of taxable Canadian corporations. On November 23, 2005, the Minister of Finance announced that changes would be made to increase the dividend tax credit for eligible dividends paid after 2005. A Canadian holder that is a corporation will include such dividends in computing its income and will generally be entitled to deduct the amount of such dividends in computing its taxable income. A Canadian holder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act), may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on the Common Shares to the extent such dividends are deductible in computing the holder's taxable income.

Disposition of Common Shares

A disposition, or a deemed disposition, of a Common Share by a Canadian holder will generally give rise to a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Common Share to the holder. Such capital gain (or capital loss) will be subject to the treatment described below under "Taxation of Capital Gains and Capital Losses".

Additional Refundable Tax

A Canadian holder that is a "Canadian-controlled private corporation" (as such term is defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on certain investment income including amounts in respect of interest and Taxable Capital Gains, as defined below.

Taxation of Capital Gains and Capital Losses

In general, one half of any capital gain (a "**Taxable Capital Gain**") realized by a Canadian holder in a taxation year will be included in the holder's income in the year. Subject to and in accordance with the provisions of the Tax Act, one half of any capital loss (an "**Allowable Capital Loss**") realized by a Canadian holder in a taxation year must be deducted from Taxable Capital Gains realized by the holder in the year and Allowable Capital Losses in excess of Taxable Capital Gains may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years to the extent and under the circumstances provided in the Tax Act.

The amount of any capital loss realized by a Canadian holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust. A Taxable Capital Gain realized by a Canadian holder who is an individual may give rise to liability for alternative minimum tax.

Holders Not Resident in Canada

The following discussion applies to a holder of Debentures who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention, is neither resident nor deemed to be resident in Canada and does not, and is not deemed to, use or hold Debentures, or Common Shares acquired upon the conversion of a Debenture, in carrying on a business in Canada (a "**Non-Resident holder**"). In addition, this discussion does not apply to an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank (as defined in the Tax Act).

Taxation of Interest on Debentures

A Non-Resident holder will not be subject to Canadian withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Corporation as, on account or in lieu of payment of, or in satisfaction of, interest or principal on the Debentures.

Disposition of Debentures and Common Shares

A Non-Resident holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident holder on a disposition of Debentures or Common Shares, as the case may be, unless the Debentures or Common Shares constitute "taxable Canadian property" (as defined in the Tax Act) of the Non-Resident holder at the time of disposition and the holder is not entitled to relief under an applicable income tax treaty or convention. As long as the Common Shares are then listed on a prescribed stock exchange (which currently includes the TSX), the Debentures and the Common Shares generally will not constitute taxable Canadian property of a Non-Resident holder, unless at any time during the 60-month period immediately preceding the disposition, the Non-Resident holder, persons with whom the Non-Resident holder did not deal at arm's length, or the Non-Resident holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of the Corporation.

Exercise of Conversion Privilege

The conversion of a Debenture into Common Shares only on the exercise of a conversion privilege by a Non-Resident holder (including additional Common Shares representing the make whole premium) will generally be deemed not to constitute a disposition of the Debenture and, accordingly, a Non-Resident holder will not realize a gain or a loss on such conversion.

Distribution Pursuant to Conversion Rate Adjustment Provisions

As described more fully in "Details of the Debentures - Conversion Privilege - Conversion Rate Adjustments", to the extent that the Corporation elects to make an equivalent distribution to holders of Debentures or permits holders of Debentures to participate in certain events on a basis that is similar to holders of Common Shares, no conversion rate adjustment will be made under the Debentures. The Canadian federal income tax consequences to Non-Resident holders in such a situation are unclear, and

Non-Resident holders should consult their own tax advisors regarding the consequence to them of the Corporation making such an election.

Taxation of Dividends on Common Shares

Dividends paid or credited or deemed to be paid or credited on the Common Shares to a Non-Resident holder will be subject to a Canadian withholding tax in the amount of 25%. Such withholding tax may be reduced by virtue of the provisions of an income tax treaty or convention between Canada and the country of which the Non-Resident holder is a resident. Under the Canada-United States Income Tax Convention, the rate of withholding tax in respect of dividends or deemed dividends beneficially owned by a resident of the United States is generally reduced to 15%.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Notice Pursuant To IRS Circular 230: Anything contained in this summary concerning any U.S. federal tax issue is not intended or written to be used, and it cannot be used by a U.S. Holder (as defined below), for the purpose of avoiding federal tax penalties under the Internal Revenue Code. This summary was written to support the promotion or marketing of the transactions or matters addressed by this short form prospectus. Each U.S. Holder should seek U.S. federal tax advice, based on such U.S. Holder's particular circumstances, from an independent tax advisor.

The following summary describes certain material U.S. federal income tax considerations applicable to the ownership, disposition and conversion of the Debentures and to the ownership and disposition of the Common Shares (received upon the conversion, redemption, purchase or repayment at maturity of a Debenture) by U.S. Holders that purchase the Debentures at the offering price specified on the cover page of this short form prospectus pursuant to this offering. This summary does not address any U.S. federal income tax considerations applicable to subsequent purchasers of the Debentures. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "**Code**"), Treasury Regulations under the Code, U.S. court decisions and interpretations of the Internal Revenue Service (the "**IRS**"), as in effect on the date of this short form prospectus, all of which are subject to change, possibly on a retroactive basis.

This summary applies only to U.S. Holders that hold the Debentures (and will hold the Common Shares) as "capital assets" within the meaning of section 1221 of the Code. This discussion does not address all of the U.S. federal income tax considerations that may be applicable to a U.S. Holder's particular circumstances or to U.S. Holders that may be subject to special tax rules under the Code (such as banks, real estate investment trusts, regulated investment companies, insurance companies, persons subject to the alternative minimum tax, tax-exempt organizations, persons that are dealers in securities or currencies, persons that are traders in securities that elect to apply a mark-to-market accounting method, persons that have a functional currency other than the U.S. dollar, persons that hold the Debentures or Common Shares in a tax-deferred or tax-advantaged account, persons that are partners, shareholders or beneficiaries of an entity that holds the Debentures or Common Shares, persons that will hold the Debentures or Common Shares as a position in a hedging transaction, "straddle" or "conversion transaction" for U.S. federal income tax purposes, persons deemed to sell the Debentures or Common Shares under the constructive sale provisions of the Code or persons that own, directly, indirectly or constructively, 10% or more of the total voting power of BlackRock's stock entitled to vote). This summary does not consider the effect of the U.S. federal estate or gift tax laws or the tax laws of any applicable foreign, state, local or other jurisdiction.

For purposes of this summary, "U.S. Holders" means: (i) citizens or individual residents of the U.S., (ii) corporations or other entities taxable as corporations that are created or organized in or under the laws of

the U.S. or of any political subdivision thereof; (iii) estates, the incomes of which are subject to U.S. federal income taxation regardless of the source of such income; or (iv) trusts subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or trusts that have elected to be treated as U.S. persons under applicable Treasury Regulations.

BlackRock has not sought any ruling from the IRS with respect to the statements made and the conclusions reached in this summary. Accordingly, there can be no assurances that the IRS will not challenge the statements made and the conclusions reached in this summary or that a U.S. court will not sustain any such challenge by the IRS.

Treatment of Debentures as Debt

Although the matter is not free from doubt, BlackRock intends to treat the Debentures as debt for U.S. federal income tax purposes. Whether the Debentures are properly treated as debt or equity for U.S. federal income tax purposes is a highly factual inquiry, and there can be no assurances that the IRS will not take the position that the Debentures should be treated as equity for U.S. federal income tax purposes. If the IRS were to assert successfully that the Debentures should be treated as equity, the U.S. federal income tax consequences to U.S. Holders of the ownership, disposition and conversion of the Debentures would be materially different than those described in this summary. This summary assumes that the Debentures will be treated as debt for U.S. federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the proper treatment of the Debentures for U.S. federal income tax purposes and the U.S. federal income tax consequences if the Debentures are recharacterized as equity.

Interest on Debentures

Interest paid on the Debentures (without reduction for any Canadian taxes withheld) will be included in the income of a U.S. Holder as ordinary income at the time such interest is treated as received or accrued, in accordance with such U.S. Holder's regular method of accounting for U.S. federal income tax purposes.

A U.S. Holder may be entitled to a U.S. foreign tax credit or a deduction for any Canadian taxes withheld from a payment of interest on the Debentures, although the amount of such credit or deduction may be limited by the Code. Interest paid on the Debentures will be treated as income from outside the U.S., and, for taxable years beginning on or before December 31, 2006, generally will be treated as "passive income" or "financial services income" for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, such interest generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Additional Payments on Debentures

In certain circumstances, BlackRock may be obligated to pay a U.S. Holder of Debentures amounts in excess of the stated interest and principal on the Debentures. For example, BlackRock will be required to pay additional amounts to U.S. Holders of Debentures if Canadian withholding tax is imposed on payments on the Debentures. (See "Details of the Debentures - Canadian Withholding Taxes"). In addition, U.S. Holders of Debentures could be entitled to receive additional Common Shares (referred to as the "make whole premium" and effected through increasing the conversion rate of the Debentures) under certain circumstances involving the conversion of the Debentures upon the occurrence of a Change of Control (as defined in "Details of the Debentures - Change of Control"), unless BlackRock elects to adjust the conversion rate and related conversion obligation. (See "Details of the Debentures -

Determination of Make Whole Premium" and "Details of the Debentures - Public Acquiror Change of Control").

Although the matter is not free from doubt, BlackRock believes that there is a remote likelihood that it will make any of these additional payments on the Debentures and, as a result, does not intend to treat the Debentures as subject to the special rules applicable to "contingent payment" debt instruments (which, if applicable, could affect the timing, amount and character of income with respect to the Debentures). BlackRock's determination that this likelihood is remote is binding on a U.S. Holder, unless the U.S. Holder discloses a contrary position in a statement attached to the U.S. Holder's timely filed U.S. federal income tax return for the taxable year in which the U.S. Holder acquires the Debenture. In the event that BlackRock does make any of these additional payments on the Debentures, the amount, timing and character of the income that must be recognized by a U.S. Holder of Debentures could be different than described in this summary. There can be no assurances that the IRS will agree with BlackRock that the Debentures are not subject to the special rules applicable to "contingent payment" debt instruments. U.S. Holders should consult their own tax advisors regarding the receipt of any of these additional payments on the Debentures and the special rules applicable to "contingent payment" debt instruments.

Adjustments in the Conversion Rate of Debentures

An adjustment to the conversion rate of the Debentures may be treated as a taxable constructive distribution to a U.S. Holder of Debentures if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder's proportionate interest in the "earnings and profits" (as determined under U.S. federal income tax principles) or assets of BlackRock, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash to holders of the Common Shares). (See "Details of the Debentures - Conversion Privilege - Conversion Rate Adjustments"). U.S. Holders should consult their own tax advisors regarding whether an adjustment to the conversion rate of the Debentures will be treated as a taxable constructive distribution.

If U.S. Holders of Debentures are permitted to participate in any transaction on a basis that is similar to holders of the Common Shares (instead of receiving an adjustment to the conversion rate of the Debentures), U.S. Holders of Debentures may be treated as receiving taxable income. (See "Details of the Debentures - Conversion Privilege - Conversion Rate Adjustments"). The U.S. federal income tax consequences to U.S. Holders of Debentures in such a situation are uncertain, and U.S. Holders should consult their own tax advisors.

Sale or Conversion of Debentures

Except as described below, upon the sale or exchange of a Debenture, or upon receipt of solely cash on the conversion, redemption, purchase or repayment at maturity of a Debenture, a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received (except to the extent such amount is attributable to accrued interest on the Debenture not previously included in income, which will be taxable as ordinary income) and (ii) such U.S. Holder's adjusted tax basis in the Debenture. Gain or loss recognized on the sale or exchange of a Debenture will be long-term capital gain or loss if the U.S. Holder's holding period in the Debenture is more than one year at the time of the sale or exchange. The deductibility of capital losses is subject to limitations. Such gain or loss generally will be treated as income or loss from within the U.S. for U.S. foreign tax credit purposes.

If a U.S. Holder receives solely Common Shares upon the conversion, redemption, purchase or repayment at maturity of a Debenture, such U.S. Holder generally will not recognize any gain or loss, except with respect to (i) cash received in lieu of a fractional Common Share, as described below, and (ii) any

payments (including the receipt of Common Shares) in respect of accrued but unpaid interest on the Debenture. A U.S. Holder's initial tax basis in the Common Shares received generally will be the same as such U.S. Holder's adjusted tax basis in the Debenture at the time of such conversion, redemption, purchase or repayment (reduced by any tax basis allocable to a fractional Common Share), and the holding period for the Common Shares received generally will include the holding period of the Debenture converted, redeemed, purchased or repaid. However, a U.S. Holder's tax basis in Common Shares received that are attributable to accrued interest generally will equal the amount of such accrued interest included in income, and the holding period for such Common Shares will begin on the date of conversion, redemption, purchase or repayment.

Cash received by a U.S. Holder in lieu of a fractional Common Share upon the conversion, redemption, purchase or repayment of a Debenture generally will be treated as a payment in exchange for the fractional Common Share. Accordingly, the receipt of cash in lieu of a fractional Common Share generally will result in the recognition of capital gain or loss by a U.S. Holder (measured by the difference between the cash received for the fractional Common Share and the U.S. Holder's adjusted tax basis in the fractional Common Share).

The U.S. federal income tax consequences to a U.S. Holder that receives a combination of Common Shares and cash (other than cash received in lieu of a fractional Common Share) upon the conversion, redemption, purchase or repayment at maturity of a Debenture are uncertain. (See "Details of the Debentures - Conversion Privilege" and "Details of the Debentures - Method of Payment"). For U.S. federal income tax purposes, the transaction generally will be treated as an exchange of the Debenture for a combination of cash and Common Shares. Assuming the Debenture is properly treated as a "security" for U.S. federal income tax purposes, a U.S. Holder will be required to recognize the gain (but not loss) realized on this exchange in an amount equal to the lesser of (i) the gain realized (i.e., the excess, if any, of the fair market value of the Common Shares received plus the cash received over the adjusted tax basis in the Debenture exchanged) and (ii) the cash received. Such gain generally will be long-term capital gain if the U.S. Holder's holding period in the Debenture is more than one year at the time of the exchange. The U.S. Holder's initial tax basis in the Common Shares received generally will equal the adjusted tax basis in the Debenture exchanged, decreased by the cash received and increased by the amount of gain recognized. The U.S. Holder's holding period in the Common Shares received upon exchange of the Debenture will include the holding period of the Debenture so exchanged. Alternatively, the cash payment might be treated as the proceeds from the redemption of a portion of the Debenture and taxed in the manner described in the first paragraph above under "Sale or Conversion of Debentures". In such case, the U.S. Holder's adjusted tax basis in the Debenture would be allocated pro rata between the Common Shares received and the portion of the Debenture that is treated as redeemed for cash. The holding period for the Common Shares received in the conversion would include the holding period for the Debenture. In either case, a U.S. Holder should be entitled to treat any cash received in the exchange as applied first to the satisfaction of any accrued but unpaid interest on the Debenture. U.S. Holders should consult their own tax advisors regarding the proper treatment to them of the receipt of a combination of cash and Common Shares upon the conversion, redemption, purchase or repayment of the Debentures.

Distributions on Common Shares

Subject to the passive foreign investment company ("**PFIC**") rules discussed below, distributions (without reduction for any Canadian taxes withheld) made on the Common Shares generally will be included in the income of a U.S. Holder as dividend income to the extent of BlackRock's current and accumulated "earnings and profits" (as determined under U.S. federal income tax principles). A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by U.S. corporations. For taxable years beginning before January 1, 2009, a

dividend paid by BlackRock to a non-corporate U.S. Holder of Common Shares generally will be taxed at the preferential U.S. federal income tax rates applicable to long-term capital gains if (i) BlackRock is a "qualified foreign corporation" (i.e., either BlackRock is eligible for the benefits of the Canada-U.S. Tax Convention or the Common Shares are readily tradable on an established securities market in the U.S.), (ii) BlackRock is not a PFIC, as discussed below under "Passive Foreign Investment Company Status", for the taxable year during which the dividend is paid or for the preceding taxable year and (iii) the non-corporate U.S. Holder has held the Common Shares for at least 61 days during the 121-day period beginning 60 days before the "ex-dividend date." Distributions in excess of BlackRock's current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder's adjusted tax basis in the Common Shares and thereafter as capital gain.

A U.S. Holder may be entitled to a U.S. foreign tax credit or deduction for any Canadian tax withheld from a distribution on the Common Shares, although the amount of such credit or deduction may be limited by the Code. Dividends paid on the Common Shares will be treated as income from outside the U.S., and, for taxable years beginning on or before December 31, 2006, generally will be treated as "passive income" or "financial services income" for U.S. foreign tax credit purposes. For taxable years beginning after December 31, 2006, such dividends generally will be treated as "passive category income" or "general category income" for U.S. foreign tax credit purposes. The Code applies various limitations on the amount of foreign taxes that may be claimed as a credit by U.S. taxpayers. Because of the complexity of those limitations, U.S. Holders should consult their own tax advisors with respect to the amount of foreign taxes that can be claimed as a credit.

Sale or Exchange of Common Shares

Subject to the PFIC rules discussed below, upon the sale or exchange of Common Shares a U.S. Holder generally will recognize capital gain or loss equal to the difference between (i) the amount of cash proceeds and the fair market value of any property received upon the sale or exchange and (ii) such U.S. Holder's adjusted tax basis in the Common Shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder's holding period in the Common Shares is more than one year at the time of the sale or exchange. A U.S. Holder's initial tax basis and holding period in Common Shares are discussed above under "Sale or Conversion of Debentures". The deductibility of capital losses is subject to limitations. Gain or loss from the sale or exchange of Common Shares generally will be treated as income or loss from within the U.S. for U.S. foreign tax credit purposes.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to U.S. persons that own shares of a "passive foreign investment company" or PFIC under section 1297 of the Code. A non-U.S. corporation generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which either (i) at least 75% of its gross income is passive income or (ii) on average, at least 50% of the gross value of its assets either produce passive income or are held for the production of passive income. For this purpose, "passive income" includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Gains arising from the sale of commodities generally are excluded from "passive income" if substantially all of a foreign corporation's commodities are (i) stock in trade of such foreign corporation or other property of a kind that would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (ii) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under section 167 of the Code, or (iii) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

BlackRock does not believe that it will be classified as a PFIC for the current taxable year and does not expect that it will be classified as a PFIC for any subsequent taxable year. Whether BlackRock will, in fact, be classified as a PFIC for the current taxable year and each subsequent taxable year depends on the assets and income of BlackRock over the course of each such taxable year and, as a result, cannot be predicted with certainty as of the date of this short form prospectus. In addition, there can be no assurance that the IRS will not challenge the determination made by BlackRock concerning its PFIC status or that BlackRock will not be a PFIC for any taxable year. U.S. Holders should consult their own tax advisors regarding whether BlackRock will be classified as a PFIC for U.S. federal income tax purposes and the operation of the PFIC rules.

If BlackRock is classified as a PFIC for any taxable year during which a U.S. Holder holds Common Shares or Debentures, such U.S. Holder generally will be taxed at ordinary income tax rates on any gain recognized on the sale or exchange of the Common Shares or Debentures and will also be subject to a special interest charge with respect to any such gain recognized and any "excess distributions" received on the Common Shares (generally, any distribution that, together with all other distributions received in the current taxable year, exceeds 125% of the average distributions received during the three preceding taxable years or the U.S. Holder's holding period for the Common Shares, if shorter).

Rather than being subject to this PFIC regime, a U.S. Holder of Common Shares generally may either (i) make a "qualified electing fund" election under section 1295 of the Code (a "**QEF Election**"), to be taxed currently on such U.S. Holder's pro rata portion of BlackRock's ordinary earnings and net capital gain, whether or not such ordinary earnings and net capital gain are distributed in the form of distributions on the Common Shares or otherwise, or (ii) make a "mark-to-market" election under section 1296 of the Code (a "**Mark-to-Market Election**") and thereby agree, for the year of the election and each subsequent taxable year, to recognize ordinary gain or ordinary loss (limited to the amount of prior ordinary gain), based on the increase or decrease in market value of the Common Shares for such taxable year. The U.S. Holder's basis in BlackRock's Common Shares generally would be adjusted to reflect any such income or loss amounts.

Under Treasury Regulations, a U.S. Holder of Debentures may not be eligible to make a QEF Election that will apply to either a Debenture or the Common Shares that may be received upon the conversion, redemption, purchase or repayment at maturity of the Debenture and therefore will be unable to make a QEF election. However, for purposes of applying the rules under the PFIC regime, a U.S. Holder's holding period in the Common Shares received upon the conversion, redemption, purchase or repayment at maturity of the Debenture will include the period that the Debenture was held. Even if U.S. Holders of Debentures were eligible to make a QEF Election, in order for a U.S. Holder of Common Shares to be able to make a QEF Election, BlackRock would have to provide certain information regarding such U.S. Holder's pro rata share of BlackRock's ordinary earnings and net capital gain. In the event BlackRock is or becomes a PFIC, BlackRock currently does not intend to provide U.S. Holders with such information necessary to make a QEF Election. U.S. Holders should consult their own tax advisors with respect to a QEF Election.

A U.S. Holder of Common Shares may make a Mark-to-Market Election only if the Common Shares are marketable stock. The Common Shares generally will be "marketable stock" if the Common Shares are regularly traded on (i) a national securities exchange that is registered with the Securities and Exchange Commission, (ii) the national market system established pursuant to section 11A of the Securities and Exchange Act of 1934 or (iii) a foreign securities exchange that is regulated or supervised by a governmental authority of the country in which the market is located, provided that (x) such foreign exchange has trading volume, listing, financial disclosure, and other requirements and the laws of the country in which such foreign exchange is located, together with the rules of such foreign exchange, ensure that such requirements are actually enforced and (y) the rules of such foreign exchange ensure

active trading of listed stocks. It is unclear whether a U.S. Holder of Debentures may make a Mark-to-Market Election with respect to the Debentures. U.S. Holders should consult their own tax advisors with respect to the Mark-to-Market Election.

Payments in Canadian Dollars

If any interest on the Debentures or distributions on the Common Shares are paid in a currency other than the U.S. dollar, the amount includible in gross income by a U.S. Holder generally will be the U.S. dollar value of such foreign currency, calculated by reference to the exchange rate in effect on the date of receipt of the payment, regardless of whether the payment is actually converted into U.S. dollars. If any Canadian dollars received are later converted into U.S. dollars, U.S. Holders may recognize gain or loss on the conversion. Gain or loss, if any, recognized as a result of currency exchange fluctuations during the period from the date of inclusion of the payment in income to the date of conversion of the payment into U.S. dollars will be treated as ordinary income or loss. This gain or loss generally will be from sources within the U.S. for U.S. foreign tax credit purposes. U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax consequences of the receipt of foreign currency.

Backup Withholding Tax

A U.S. backup withholding tax (currently at a rate of 28%) may apply to certain payments of principal and interest on the Debentures and distributions on the Common Shares, as well as proceeds from a sale, exchange or other taxable disposition of the Debentures or Common Shares, made to U.S. Holders, unless (i) a U.S. Holder furnishes its correct U.S. taxpayer identification number (generally on Form W-9) and complies with certain certification requirements or (ii) a U.S. Holder is a corporation or other exempt recipient that complies with certain requirements. Backup withholding tax, if any, would be credited against a U.S. Holder's U.S. federal income tax liability. U.S. Holders should consult their own tax advisors as to their qualification for exemption from any backup withholding tax and the procedure for obtaining such exemption.

The preceding summary of certain U.S. federal income tax considerations is for general information only and is not tax or legal advice. Accordingly, each prospective investor should consult its tax advisor regarding the particular U.S. federal, foreign, state and local tax consequences of owning, converting and disposing of the Debentures and Common Shares.

ELIGIBILITY FOR INVESTMENT

In the opinion of Counsel, subject to compliance with the prudent investment standards and the general investment provisions of the following statutes (and, where applicable, the regulations thereunder) and, in certain cases, subject to the satisfaction of additional requirements relating to investment or lending policies, procedures or goals, and, in certain circumstances, the filing of such policies, procedures or goals, the Debentures offered hereunder are not, at the date hereof, precluded as investments under or by the following statutes:

Insurance Companies Act (Canada)
Trust and Loan Companies Act (Canada)
Cooperative Credit Associations Act (Canada)
Pension Benefits Standards Act, 1985 (Canada)
Pension Benefits Standards Act (British Columbia)
Financial Institutions Act

The Insurance Act (Manitoba)
The Pension Benefits Act (Manitoba)
The Trustee Act (Manitoba)
Loan and Trust Corporations Act (Ontario)
Pension Benefits Act (Ontario)
Trustee Act (Ontario)
an Act respecting insurance (Québec) (in respect of an insurer, as defined therein,

(British Columbia)
Alberta Heritage Savings Trust Fund Act (Alberta)
Employment Pension Plans Act (Alberta)
Insurance Act (Alberta)
Loan and Trust Corporations Act (Alberta)
The Pension Benefits Act, 1992 (Saskatchewan)

incorporated under the laws of the Province of Québec, other than a guarantee fund)
an Act respecting trust companies and savings companies (Québec) (for a trust company, as defined therein, investing its own funds and deposits it receives or a savings company, as defined therein, which invests its own funds)
Supplemental Pension Plans Act (Québec)

In the opinion of Counsel, subject to the qualifications and assumptions discussed under the heading "Certain Canadian Federal Income Tax Considerations" and assuming the Common Shares remain listed on a prescribed stock exchange (including the TSX), the Debentures and the Common Shares issuable on conversion, redemption or maturity of the Debentures would, if issued on the date hereof, be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans (other than a deferred profit sharing plan to which payments are made by the Corporation or another corporation with which the Corporation does not deal at arm's length) and registered education savings plans. The limit on holding foreign property for such exempt plans, registered pension plans and other taxpayers formerly subject to tax under Part XI of the Tax Act has been repealed for months that end after 2004.

INTERESTS OF EXPERTS

Certain legal matters in connection with the offering of the Debenturess will be passed upon for the Corporation by Bennett Jones LLP, Calgary, Alberta and on behalf of the Underwriters by Blake, Cassels & Graydon LLP, Calgary, Alberta. As of the date hereof, partners and associates of Bennett Jones LLP and Blake, Cassels & Graydon LLP, each as a group, own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares. As of the date hereof, the shareholders of Sproule Associates Limited, as a group, own beneficially, directly or indirectly, less than 1% of the outstanding Common Shares.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditors of the Corporation are PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta.

CIBC Mellon Trust Company is the registrar and transfer agent for the Common Shares at its principal offices in Calgary and Toronto.

LEGAL PROCEEDINGS

In 2003, after a seven-month consultative process with the Whitefish Lake First Nation ("**WLFN**") and other stakeholders, the Corporation obtained a permit from the Alberta Energy Utility Board ("**AEUB**") allowing the Corporation to construct a heavy oil pipeline in the Seal Lake area of Alberta. The AEUB did not grant the WLFN intervenor status to oppose the permit application on the basis that the WLFN had not established the potential for direct and adverse impact on legally recognized rights. The WLFN applied for leave to appeal the denial of standing. In addition, the WLFN applied for an injunction to stop construction of the pipeline pending its appeal. In February 2004, the Court of Appeal of Alberta denied the WLFN's request for an injunction but granted the WLFN leave to appeal on the issue of whether the AEUB had applied the appropriate standard in reaching its decision to deny the WLFN status to oppose the application. The WLFN has not pursued an appeal of this decision.

If the Court of Appeal of Alberta determines that the AEUB did not apply the correct standard in reaching its decision to deny the WLFN standing, then the matter will likely be referred back to the AEUB with a direction to reconsider whether the WLFN should be granted intervenor status. If the WLFN is then granted intervenor status, the AEUB could reconsider the granting of the pipeline permit during which process the WLFN, BlackRock and other affected parties would have the right to be heard. After such reconsideration, the AEUB could, among other things, grant the permit again with the same conditions as the original permit, grant the permit with additional conditions or deny the permit altogether. In the event that the AEUB denies the permit, the Corporation could not continue to operate the pipeline, although the Corporation would have the right to re-apply to the AEUB for another permit.

On March 22, 2004, Chief Clifford Laboucan and the WLFN (together, the "**Plaintiffs**") filed a Statement of Claim (the "**Claim**") in the Court of Queen's Bench of Alberta (the "**Court**"), naming the Province of Alberta, BlackRock and Mr. John Festival, President of BlackRock, as defendants.

In the Claim, the Plaintiffs have advanced a significant aboriginal land claim alleging entitlement to over 300,000 acres of land in Alberta, including leases and mineral rights. The Plaintiffs allege that when the WLFN selected its reserve lands, it was not advised by the Federal Government of the possible existence of minerals on certain lands and as such the WLFN is now entitled to select, and the Province of Alberta has the obligation to provide, lands containing mineral reserves. Accordingly, the Plaintiffs claim ownership of all of BlackRock's developments, licences, tenures, permits, leases, mineral rights and titles in the Seal Lake area. In addition, the Plaintiffs allege that the Province of Alberta and BlackRock did not properly consult with the WLFN prior to the AEUB authorizing the construction of BlackRock's pipeline and breached various fiduciary, trust, legal and equitable obligations to the WLFN, and that the Federal Government and others have acted fraudulently. The Plaintiffs are also seeking general, punitive and aggravated damages against the Province of Alberta, BlackRock and Mr. Festival totaling $12.5 billion.

Management of BlackRock believes that the Claim, as it relates to BlackRock and Mr. Festival, has no merit and has filed Statements of Defence. BlackRock has also filed motions to have the Claim struck against Mr. Festival and struck, or alternatively, narrowed against BlackRock. However, the Corporation cannot predict the outcome of these proceedings or whether these proceedings will lead to monetary damages, which could have a material adverse effect on the Corporation's financial position.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

AUDITORS' CONSENT

We have read the short form prospectus of BlackRock Ventures Inc. (the "**Corporation**") dated December 12, 2005 relating to the sale and issuance of $100,000,000 aggregate principal amount of 3.5% Convertible Unsecured Subordinated Debentures of the Corporation. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use through incorporation by reference in the above-mentioned short form prospectus of our report dated March 3, 2005, except for Note 12 which is as of March 9, 2005, to the shareholders of the Corporation on the balance sheets of the Corporation as at December 31, 2004 and 2003 and the statements of operations and retained earnings (deficit) and cash flows for the years then ended.

Calgary, Canada
December •, 2005

Chartered Accountants

CERTIFICATE OF THE CORPORATION

Dated: December 12, 2005

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) John L. Festival
President

(Signed) Donald W. Cook
Vice President, Finance,
Chief Financial Officer and Secretary

On behalf of the Board of Directors

(Signed) Victor M. Luhowy
Director

(Signed) Kent J. MacIntyre
Director

CERTIFICATE OF THE UNDERWRITERS

Dated: December 12, 2005

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purposes of the Province of Québec, to our knowledge, this simplified prospectus, as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

RBC DOMINION SECURITIES INC.	GMP SECURITIES L.P.
By: (Signed) Kent D. Ferguson	By: (Signed) Christopher T. Graham